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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          BIOKEYS PHARMACEUTICALS, INC.
                 (Name of Small Business Issuer in its charter)


                     DELAWARE                            84-1318182
          State or other jurisdiction of    (I.R.S. Employer Identification No.)
           incorporation or organization

            9948 HIBERT ST., SUITE 100
               SAN DIEGO, CALIFORNIA                        92131
     (Address of principal executive offices)            (Zip Code)


Registrant's telephone number: (858) 271-9671


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: None


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                         Common Stock, par value $0.001
                                (Title of Class)
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                                TABLE OF CONTENTS

PART I
                                                                            PAGE
Item 1.    Description of Business.............................................3
Item 2.    Management's Discussion and Analysis of Financial Condition
             and Results of Operations........................................17
Item 3.    Description of Property............................................29
Item 4.    Security Ownership of Certain Beneficial Owners and Management.....29
Item 5.    Directors, Executive Officers, Promoters and Control Persons.......32
Item 6.    Executive Compensation.............................................35
Item 7.    Certain Relationships and Related Transactions.....................36
Item 8.    Description of Securities..........................................36

PART II

Item 1.    Market Price of and Dividends on the Registrant's Common
            Equity and Related Stockholder Matters............................39
Item 2.    Legal Proceedings..................................................40
Item 3.    Changes in and Disagreements With Accountants......................40
Item 4.    Recent Sales of Unregistered Securities............................40
Item 5.    Indemnification of Directors and Officers..........................41

PART F/S

Financial Statements..........................................................44

PART III

Item 1.    Index to Exhibits..................................................


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ITEM 1. DESCRIPTION OF BUSINESS

                               COMPANY BACKGROUND

         Biokeys Pharmaceuticals, Inc. and its wholly owned subsidiary, Biokeys, Inc. (which we refer to collectively as the "Company" or "we") are a biomedical research and development business focused on treatments for cancer and viral infections. Our business is in the development stage, meaning that we have not generated any significant revenues and we have not yet marketed any product. Through our license agreements with the University of Texas M.D. Anderson Cancer Center (referred to as "M.D. Anderson") and the University of Southern California (referred to as "USC"), we have development, commercialization, manufacturing and marketing rights to a number of drug candidates in the fields of antiviral and anti cancer therapy, which are in varying stages of development. Our goal is to become a leading developer of drug therapies for HIV/AIDS, HPV (human papillomavirus) and cancer.

         Until our recent merger with Biokeys, Inc., a privately held biomedical research and development company based in San Diego, California, our parent company was known as BioQuest, Inc. When our merger was completed on October 10, 2000, Biokeys, Inc. became a wholly-owned subsidiary of BioQuest, Inc., and BioQuest, Inc. changed its name to Biokeys Pharmaceuticals, Inc. In the merger, the shareholders of Biokeys, Inc. received Common Stock in our parent company equal to 50% of the total Common Stock of the parent company outstanding at the consummation of the merger.

         Since the date of the merger, we have maintained two offices. Our principal executive office is located at 9948 Hibert Street, Suite 100, San Diego, California 92131, (telephone number 858/271-9671). We also maintain an office at 333 N. Sam Houston Parkway, Suite 1035, Houston, TX 77060 (telephone number 281/272-0000) where a number of administrative and financial functions are carried out. We also maintain a website located at WWW.BIOKEYS.COM, but the information on our website is not part of this registration statement.

         Our Common Stock has been traded in the over-the-counter market and quoted in the "pink sheets" under the ticker symbol "BKYS." (See Part II, Item 1 below.)

                     COMPANY TECHNOLOGIES UNDER DEVELOPMENT

We have six potential drug products in development:

   PRODUCT LINE      FOCUS       APPLICATION
   CoFactor(TM)      Anticancer  5-FU biomodulator
   Selone(TM)        Anticancer  alkylating agent for drug-resistant cancers
   EradicAide(TM)    Antiviral   HIV/AIDS prophylactic and therapeutic agent
   BlockAide/CR(TM)  Antiviral   HIV/AIDS therapeutic agent
   BlockAide/VP(TM)  Antiviral   HIV/AIDS therapeutic agent
   Thiovir(TM)       Antiviral   broad-spectrum agent for human papillomaviruses
                                 and other viral infections


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COFACTOR

         CoFactor (5,10-methylenetetrahydrofolate) is a patented new drug which greatly improves the performance of 5-FU (5-Fluorouracil) and other fluoropyrimidines commonly used in cancer chemotherapy. It was developed by researchers at USC in Los Angeles and at the Sahlgrenska University Hospital, University of Goteborg, Sweden, who discovered its ability to greatly enhance 5-FU's inhibition of a key enzyme, thymidylate synthase (TS), necessary for cancer cell growth. Since 5-FU is probably the most extensively used cancer chemotherapy drug in the world, this enhanced performance makes CoFactor a promising new combination therapy drug for the treatment of cancer.

         Between November 1989 and March 1993, a Phase I/II clinical study of the use of CoFactor in combination with 5-FU was performed at Sahlgrenska University Hospital, under the direction of Dr. Bengt Gustavsson, in close collaboration with Dr. Colin Paul Spears at USC. Dr. Gustavsson and Dr. Spears, who are the co-inventors of this technology, are currently medical/clinical consultants to the Company. Results of their work with humans were published in THE CANCER JOURNAL, vol. 10, no. 5 September-October 1997.

         In the human clinical trials at Sahlgrenska University Hospital, CoFactor was administered to 62 cancer patients receiving 5-FU therapy. Partial responses in the range of 21%-55% were noted in colorectal, pancreas, stomach, gallbladder and breast cancer patients. The average duration of remissions was 9-15 months, which is at least a two-fold increase over 5-FU/leucovorin therapy. Toxicity was milder than expected for 5-FU or 5-FU/leucovorin, and no toxicities of CoFactor have been observed. We consider that these results represent a significant improvement over 5-FU/leucvorin standard traditional therapy for cancer patients.

         Several publications appeared during late 1997 and early 1998 in leading medical journals, including CANCER INVESTIGATIONS, CANCER TREATMENT, ANTICANCER RESEARCH, and THE CANCER JOURNAL, concerning the use of CoFactor. Such publications discussed:

o curative results with 5-FU therapy in combination with CoFactor for liver cancer in animal studies compared to 5-FU alone or to 5-FU/leucovorin therapy;

o        significant response to 5-FU/CoFactor in animal colon cancer studies;

o human pharmacokinetic (drug action/metabolism) data documenting high blood levels of CoFactor for several hours after administration; and

o the achievement of stabilizing the CoFactor compound for routine administration to patients.

         Since the time when the clinical trials were conducted and reported, technology for analyzing human enzyme levels has progressed. As a result, in January 2001, the Company undertook a study on tissue samples from the 62 patients who were treated in the earlier trials, by


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retrieving paraffin-embedded tissues of those patients from the Sahlgrenska
University Hospital's medical archives. Analyses were based upon a RT-PCR (Reverse Transcriptase - Polymerase Chain Reaction), a technique first described in Goteborg, Sweden in 1977 for detection of TS gene expression, but now dramatically improved by technology developed at USC. This advancement permitted retrospective analyses from paraffin-fixed tissues, using micro-disection technology, which enabled the Company to better understand why patients responded to 5- FU/CoFactor therapy.

         An IND (Investigational New Drug) application has been submitted to the U.S. Food and Drug Administration, or FDA, for approval of Phase II / III trials for second-line metastatic colorectal cancer therapy, in order to test CoFactor in conjunction with 5-FU. We also intend to file an IND with the Swedish FDA later this year or in early 2002.

SELONE

         Selone is the Company's leading compound in a new class of compounds which are potential new cancer drugs for drug resistant cancer, discovered through USC research focused on the use of the element selenium, an anti-oxidant. We are the exclusive licensee of a patent from USC, which encompasses the use of Selone and other oxygen-carbon-selenium compounds as anticancer agents, as well as the method for their synthesis.

         Selone acts, in part, as a highly nitrogen-specific alkylating agent (a drug that kills cancer cells by directly attacking their DNA) found to be effective against cancer cell lines that exhibit drug resistance to currently available alkylating and platinating (akylating compounds which contain platinum) agents. Alkylating agents, as a class, are the most broadly used anticancer agents in the world, collectively surpassing the use of 5-FU. In recent years, alkylating agents have been increasingly used, in dose intensification strategies such as bone marrow transplant, and have exhibited further promise when used with compounds known as thiophosphate protection agents. However, a majority of cancers develop resistance to currently available alkylating and platinating agents, usually through a thiol (sulfur metabolism) mechanism. Selone was developed to address this problem, through increased targeting to guanine nitrogen contained in DNA, without increased susceptibility to the thiol mechanisms connected with drug resistance.

         Based upon current IN VITRO screening methods, Selone shows promise of being broadly effective, at even very low concentrations, against human ovarian, breast, lung and head/neck cancers, and against leukemias and lymphomas. Its potency is remarkably high for its rate of alkylating activity, suggesting an increased specificity of action. Demonstrated effectiveness in central nervous system cell lines, in addition to the extraordinarily high solubility of Selone in watery and fatty tissues, suggests potential activity in brain tumors. Selone shows full activity in human cell lines resistant to other cancer drugs, including antitumor antibiotics, and in nitrosourea-resistant colon cancer. It has also demonstrated significant activity against leukemia in mice at doses predicted to readily achieve effective blood concentrations.

         Now that chemical, kinetic and tissue toxicity relationships have been established for


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Selone, we are planning further IN VIVO testing and pre-clinical optimization and toxicity studies to determine recommended dose/schedules for later Phase I-II human clinical trials.

ERADICAIDE

         We have licensed the exclusive right to commercialize a patented immunotherapeutic and vaccine strategy, developed by M.D. Anderson, that relies on eliciting a cell-mediated immunity response to treat individuals already infected with HIV and to protect against new HIV infections. A unique feature of this technology is that it is designed to not elicit an antibody response.

         The survival of the HIV virus in the human body is dependant on its ability to penetrate special target cells, take over genetic material in those cells, and use that genetic material to make millions and billions of copies which then propagate from the surface of the cell, killing the cell in the process. In cell-mediated immunity, after a virus has penetrated the cell and released its genetic material, its viral proteins are broken into fragments by the infected cell. The resulting viral protein fragments are then transported within the infected cell through a mechanism called the MHC (Major Histocompatibility Complex) Class I pathway to special sites on the surface of the infected cell. Here the viral protein fragments are displayed to the body's immune system as evidence that the cell is infected and should be destroyed before it can produce new virus particles. Cruising Killer T-cells, circulating in the body, recognize the presence of these displayed viral proteins as a signal to kill the infected cells and also as a signal to the immune system to produce more Killer T-cells preprogrammed to seek out and specifically kill off the HIV infected cells.

         A research model system incorporating a special version of HIV has recently been developed. A form of SHIV or Simian (monkey)/human Immunodeficiency Virus, a chimeric virus, which contains the inner core proteins and genetic material from SHIV and the outer envelope proteins and viral binding proteins of HIV, has proven to be an invaluable research tool in the quest for effective approaches to HIV control. Monkeys to whom SHIV was administered showed rapidly induced immunodeficiency (profound reduction in CD-4 positive cell counts within three to four weeks after infection), progressing to an AIDS state nearly identical to that seen in humans infected with HIV.

         Preliminary trials were conducted at the University of Texas animal research facility in Bastrop, Texas under the supervision of Dr. Jagan Sastry. Rhesus monkeys were used along with SHIV developed by a group of research labs, including M.D. Anderson. M.D. Anderson's SHIV development work was supported in part by the Company. In the trial, test animals were vaccinated with the Company's cell-mediated immunity agent known as EradicAide, and subsequently challenged with live SHIV. Compared to control animals, viral levels in plasma in treated animals were reduced more than 1,000-fold three weeks after challenge with virus. In non-treated control animals, the CD-4 positive T-cell counts dropped at least 90% while in treated animals the change in CD-4 positive T-cell counts ranged from 0 to 10% with one animal showing a maximum 30% reduction.


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         These data demonstrate scientific proof of principle for the cell-mediated immunity strategy. Subsequent confirmatory trials and safety testing are now being performed by the Company. We expect that the Company may be able to qualify for the FDA's Fast Track Program for human trials, which provides for an accelerated FDA review process of HIV therapeutic drugs.

BLOCKAIDE/CR

         Scientists at M.D. Anderson have developed another approach to combating HIV, based on the BlockAide/CR compound, a synthetic peptide (a sequence of amino acids that is part of a protein) which appears to be able to block the ability of HIV to infect human immune cells. During IN VITRO experiments in human cell cultures, and in preliminary animal tests conducted at M.D. Anderson and sponsored by the Company, BlockAide/CR was able to significantly depress the level of HIV infection indicated in blood samples.

         Studies from several laboratories, including M.D. Anderson and the U.S. National Institutes of Health, indicate that at least two cell surface receptors are involved in the mechanism for HIV binding and immune cell penetration. One is the CD4 receptor, largely found on T helper cells which are part of the human immune system. The second receptor, which has only recently been described, is represented by members of a family of chemokine receptors, a type of target cell molecule. HIV researchers have found that a molecular component called the V3 Loop, which is part of the GP-120 surface protein on the outer coat of the HIV virus, plays a critical role in interacting with these CD4 receptors and chemokine receptors, thus initiating the infection process.

         M.D. Anderson researchers believe that the BlockAide/CR compound, which is structurally similar to a portion of the V3 Loop, mimics the V3 Loop and, by occupying CD4 receptor sites on immune system cells, prevents the virus from binding to immune cell receptors and subsequently penetrating the cell. Dr. Jagan K. Sastry of M.D. Anderson is credited with discovering the inhibitory effects of BlockAide/CR. He likens the V3 Loop to a key: when HIV, using the V3 Loop as a key tries to enter a human cell via a CD4 receptor site (the keyhole), the virus is unsuccessful because the entrance key hole is already blocked by BlockAide/CR.

         In addition, based on their work to date, Dr. Sastry and his research colleagues believe that BlockAide/CR can effectively block syncytium formation and prevent or limit the T-cell loss that invariably occurs with a progressive HIV infection. Syncytium formation is a very important step in the spread of HIV infection and the destruction of T-cells. In this process, an HIV infected cell combines with a number of healthy T-cells to form a large multinuclear mass or syncytium. The syncytia die quickly, killing the incorporated T-cells and releasing massive numbers of newly formed HIV particles.

         Published studies suggest that, at the time of its initial transmission, and for a variable period afterwards, HIV exists largely in nonsyncytial form and is relatively harmless to the body's natural immune system. It is believed that, during this phase, T-cells generated by the immune


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system keep the virus in check. As the virus evolves, however, it acquires the ability to infect T- cells and the immune system becomes less able to combat the virus. The result is the emergence of the syncytial form of HIV and the onset of the illness phase, the point at which the patient begins to develop AIDS.

         The Company intends to conduct large animal toxicology testing for BlockAide/CR which, if successful, is expected to enable the Company to proceed with preparations for human testing under the FDA's Fast Track Program.

BLOCKAIDE/VP

         The BlockAide/VP compound was also created and patented by M.D. Anderson and is licensed to the Company. It works to prevent HIV infection in human cells in a different way from BlockAide/CR.

         HIV depends on its ability to enter and infect host cells in order to multiply and survive. In the case of HIV, the binding protein GP-120 on the surface of the HIV particle interacts with a receptor site known as CD4, which is present on the surface of certain human cells. Interaction of the HIV virus with CD4 causes a change in the shape of GP-120, uncovering the actual binding region of GP-120, which then fuses with a second, chemokine receptor.

         The BlockAide/VP compound mimics a section of the CD4 receptor. When BlockAide/VP comes into contact with the GP-120 protein present on the surface of HIV, it appears to cause a change in the protein-folding configuration of GP-120, rendering the GP-120 unable to initiate the infection process.

         Early tests indicate that HIV virus treated with BlockAide/VP and exposed to human cells is unable to bind to and infect such cells. The Company does not know of any other available antiviral agent which can render HIV unable to infect cells in this manner.

         BlockAide/VP has progressed through IN VITRO testing, and though a preliminary primate trial, with encouraging results. Further preclinical and animal toxicity testing must be conducted before progressing to human trials, in the same manner as described above for BlockAide/CR. If proven safe and effective in preclinical testing, and if approved by the FDA through its Fast Track Program, BlockAide/VP could be used for HIV infected individuals as an adjunct to Triple Combination Therapy, a multiple drug regimen widely used to suppress HIV in HIV infected humans to prevent the onset of AIDS, or as a primary therapy for newly infected individuals.

THIOVIR

         Thiovir is a sulfur-containing compound synthesized using technology developed at USC and exclusively licensed to the Company by USC.

         Thiovir and Thiovir-analogues under development are part of a new class of compounds


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known as thiophosphonoformates (sulfur/phosphorous compounds), which have demonstrated powerful antiviral properties. Thiovir was designed to be a replacement for the broad-spectrum antiviral drug, foscarnet. Foscarnet is administered by intravenous catheter (IV drip) and is FDA-approved for treatment of HIV, herpes and CMV (cytomegalovirus) infections. Although foscarnet is a highly effective, broad-spectrum antiviral, it has limitations from a commercial perspective because it must be administered by IV catheter with medical supervision. Also, foscarnet is a small molecule whose parent chemical structure restricts modifications that could lead to the future development of an oral form of the drug.

         In contrast to foscarnet, the creation of thiophosphonates (such as Thiovir) makes possible an entirely new class of compounds, of which there can be many proprietary derivatives. These derivatives can lead to additional improvements in antiviral effectiveness, oral drug forms and reduced toxicity. The thiophosphonate is delivered as an active prodrug (an initial form of a drug which converts in the body through normal metabolic processes), and may also metabolize to additional active compounds. In the case of Thiovir, a dual action antiviral effect is achieved through delivery of an active prodrug and an active metabolite, which happens to be foscarnet.

         An IN VITRO test of a group of Thiovir analogues was conducted at the National Cancer Institute. Results reported to USC in early 2000 revealed several compounds with better therapeutic values than foscarnet for HHV-8, a herpes virus linked to Kaposi's sarcoma, the cancer that causes lesions on the skin of AIDS patients. In addition, preliminary studies conducted by the Company on Thiovir efficacy against papillomaviruses (a viral infection directly related to genital warts and cervical cancer) between 1999 and 2001, with collaborators at the Gittlen Cancer Research Institute and Hershey Medical Center, Penn State University, showed that Thiovir had potential as an antiviral treatment for papillomavirus infection. Current research and development efforts for Thiovir are supported by the Company and by U.S. government funding. Assuming continued positive research results, the Company would intend to file an IND for a form of Thiovir for testing in humans infected with genital warts caused by HPV.

                                 MEDICAL MARKETS

ANTI-CANCER AGENTS

         On a worldwide basis, cancer killed over 6 million people in 1998, according to statistics published by the World Health Organization. After cardiovascular disease, cancer is the second most frequent cause of death in developing countries, accounting for 21% of all deaths. In the U.S., cancer is responsible for approximately 23% of all deaths according to recent statistics. The American Cancer Society reported in 1998 that there were more than 1.4 million new cases of cancer diagnosed in the U.S. and over 560,000 deaths due to cancer in the previous year.

         Treatment choices for the cancer patient depend on the stage of the cancerous tumor, and whether and/or how far the cancer has spread. Treatment options include surgery, radiation, chemotherapy, hormone therapy and immunotherapy. Treatment of cancer with chemicals is


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referred to as chemotherapy, which represents a current market in the US of approximately $9 billion, according to Frost & Sullivan Market Research and IMS Market Research.

         Traditional cancer chemotherapy poisons all body cells to some extent, but particularly targets rapidly dividing cells such as cancer cells. Its effect on other rapidly dividing cells, such as hair follicles, cells lining the stomach and red blood cells, accounts for some of the more common negative side effects of cancer chemotherapy. Current approaches often use several drugs in combination, aimed at minimizing side effects while attacking the rapidly proliferating cells at vulnerable times.

         Chemotherapy is highly individualized, depending on the type of disease and its progression, the action of the agents used, and the side effects in the patient, and may be used alone or in combination with other cancer therapies, such as surgery or radiation. Chemotherapy drugs such as 5-FU, Ancobon, Methotrexate, Alkeran and Cyloxan, are commonly used to treat patients.

         We believe that the total annual market potential for CoFactor is related to new cases of cancer, which are often treated by 5-FU therapy, the single most widely used cancer drug in the world, according to industry experts. Doses of 5-FU vary widely based upon the cancer being treated. As an example, in U.S. therapy regimens, approximately 36 doses of 5-FU are administered to approximately two-thirds of colorectal cancer patients annually, compared with 12 doses of 5-FU to about one-third of breast cancer patients.

         Based upon statistics for cancer incidence and cancer treatment reported by the American Cancer Society, we estimate that the annual potential for CoFactor use can be based on an assumed annual use of over 4 million doses of 5-FU, with initial emphasis focused on combination therapy with 5-FU for colorectal cancer. There are approximately 131,000 new cases of colorectal cancer per year in the US alone. It should be noted that these estimates do not take into account additional market opportunities to enhance other drugs similar to 5-FU, such as floxuridine (FUDR), florafur (tegafur), Doxifluridine(R) (5'deoxyfluorouridine) and Xeloda(R) (campecctabine).

         Selone, which functions in part as an alkylating agent against cancer cell lines that exhibit drug resistance to currently available alkylating and platinating agents, may serve as a useful new anticancer drug. Alkylating agents as a class are the most broadly used anticancer agents in the world, collectively surpassing the use of 5-FU as single agent . In recent years, they have been used increasingly in dose intensification strategies, such as bone marrow transplant, and have exhibited further promise when used with the thiophosphate protection agents. Approximately one-half of all cancers can become resistant to treatment with current chemotherapy products. Accordingly, we believe there is great potential for new products which address drug resistance in cancer therapy.


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HIV/AIDS THERAPY

         Significant advancements have been made in the treatment of asymptomatic HIV positive patients. It is now understood that early combination therapy with a three or four drug "cocktail" can push HIV viral load to below "detectable levels." This therapy is often referred to as HAART (highly aggressive antiretroviral therapy). It is widely reported that the average annual drug cost for such combination therapy in the U.S. is $11,000 per patient.

         However, recent studies have shown that, whether or not patients adhere to the strict therapy regimens required for HAART treatment, antiretroviral therapy will continue to lead to problems of viral resistance, rendering many drugs ineffective over time. There is no conclusive evidence that current drugs can eradicate HIV from the body over the long term. As long as HIV is present in the body, the opportunity exists for the evolution of HIV escape mutants resistant to HAART. These mutant strains can reproduce unchecked by HAART, subsequently becoming the predominant strain and re-establishing high viral loads in patients. This can lead to permanently damaged immune systems, opportunistic infections, and the advance to AIDS even if combination therapy continues. Currently, no one combination of drugs is effective for all patients, and therapies are continually modified based upon patient progress. Therefore, new drugs and new drug approaches continue to be needed for HIV therapy.

         In a recent study reported by the University of California-San Francisco, based upon treatment of HIV positive patients at San Francisco General Hospital, 53% of patients had evidence of treatment failure after at least six months of therapy. Based on these facts, we believe that the demand for new types of HIV drugs, designed to block infection or to clear HIV-infected cells, will therefore increase.

         The World Health Organization and the U.S. Centers for Disease Control report that there are 1.5 million HIV positive individuals in the U.S. and Europe, where the vast majority of anti- HIV drugs are used. However, according to a November 1999 report by the United Nations Program on HIV/AIDS, more than 33 million adults and children in the world are living with HIV and 16,000 new infections are occurring each day. As current transmission rates hold steady, the number of people with HIV/AIDS will soar to 40 million in 2001. HIV infections are not being treated in the third world, to even the smallest extent, since cost is prohibitive and the ability to administer complex therapy is nearly impossible. Thus, simple, inexpensive new therapies are required.

THIOVIR AND HPV

         According to the Center for Disease Control and the American Cancer Society, the most prevalent sexually transmitted disease in the U.S. is human papillomavirus (HPV) infection, which is extremely contagious, with approximately two-thirds of all people exposed to the virus becoming infected within a three-month period. The virus exists in over 80 different subtypes, 40 of which affect the urogenital region.


                                       11
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         Transmission of HPV usually occurs through direct skin contact during vaginal, anal or oral sex with an infected individual, and warts (called genital warts or condylomas) may or may not begin to appear on the skin surrounding the entrance to infection, depending on the length of the latency period. Because one of the consequences of HPV infection is the introduction of abnormal cells, the infection may lead to cancerous growths, particularly on the cervix. Although HPV and genital warts are treatable, there is currently no known cure for the infection.

         HPV is highly prevalent in women under 30 years of age, and studies indicate that the majority of college age women are HPV positive without clinical or cytological evidence. According to American Cancer Society, the lifetime risk of invasive cancer is 5-10% for untreated HPV infection, and, if infected with a high-oncogenic form of HPV, there is a 70% risk of having an abnormal papsmear. Approximately 5.5 million new cases of sexually transmitted HPV occur in the U.S. each year, with at least 20 million people currently infected according to pharmaceutical industry estimates. Of special importance is the link between HPV and cancer, particularly cervical cancer. The role of HPV as a principal agent in the etiology of cervical cancer has been clearly established by the American Cancer Society and the American Association of Obstetrics and Gynecology.

         Preliminary studies sponsored by the Company on Thiovir efficacy against HPV, with collaborators at the Gittlen Cancer Research Institute and Hershey Medical Center, Penn State University, showed that Thiovir had potential as an antiviral treatment for papillomavirus infection. These studies along with animal toxicology data, could provide the basis for an IND to test a topical form of Thiovir for genital warts in humans.

                               MARKETING AND SALES

         We do not presently have a marketing and sales staff, although the experience and background of Nicholas Jon Virca, President of Biokeys, Inc., includes pharmaceutical marketing and sales functions. As one or more Company products approach commercialization, we intend to seek arrangements with third parties, such as pharmaceutical companies, for the marketing and distribution of our products. At that point, we would also seek to add marketing personnel for liaison, support and administrative purposes. While we have held preliminary discussions on a number of occasions with potential commercialization and marketing partners, we have not yet entered into any binding agreements with a commercialization or marketing partner.

         For further information on the requirements for clinical trials and future commercialization, see the discussion below under "Government Regulation and Clinical Testing for New Drugs." See also the discussion under "Risk Factors" in Item 2 below.

                                  MANUFACTURING

         We do not have our own manufacturing facilities, and do not intend to establish them. However, the Company has entered into a manufacturing agreement with Eprova AG, of Schaffhausen, Switzerland and Clinalfa AG of Laufelfingen, Switzerland, under which Eprova


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and Clinalfa will produce CoFactor for clinical trial requirements and future product sales. In the future, we will have to establish one or more relationships with additional manufacturers as new drug candidates progress through development, testing and commercialization stages. Consequently, the Company will be dependent upon various manufacturers for a reliable supply of its drug products. (See "Risk Factors" in Item 2 below.)

                        LICENSING AND RESEARCH AGREEMENTS

M.D. ANDERSON AGREEMENTS

         In June 1996, the Company entered into an exclusive worldwide Patent and Technology License Agreement with M.D. Anderson (the "M.D. Anderson Agreement") granting development, manufacturing and marketing rights, relating to the commercialization of technologies described in seven patents and patent applications developed by scientists at M.D. Anderson in the field of HIV therapy and preventions. The M.D. Anderson Agreement continues in effect for the life of the subject patents (including any extensions or renewals), and requires payment of royalties based on percentages of sales and a share of sub-licensing revenues from products developed under the Agreement. Our exclusive license rights are subject to any non- exclusive rights that the U.S. government may have as a result of any agreement between it and M.D. Anderson by which government-funded research was provided in connection with the licensed technology. The M.D. Anderson Agreement requires the Company to reimburse M.D. Anderson for the cost of preparing, filing, prosecuting and maintaining the licensed patents.

         The M.D. Anderson License Agreement was amended effective June 15, 2000 (the Amendment). The Amendment incorporated additional licensed subject matter, revised certain royalty rates due to M.D. Anderson upon commercialization, and settled past due patent and research and development amounts from the Company to M.D. Anderson. In accordance with the Amendment, we issued 414,829 shares of our Common Stock to M.D. Anderson, valued at $1,000,000 based on the then market price of the shares. In addition, the Company committed to funding at least $1,000,000 of research and development activity through December 31, 2001. Finally, the Amendment defined a milestone payment due to M.D. Anderson upon the enrollment of the first patient in the first Phase I trial of any product that utilizes licensed subject matter.

         No royalties have been paid under the M.D. Anderson Agreement and Amendment.

USC AGREEMENTS

         Under an Option and License Agreement with USC dated January 23, 1998, amended August 16, 2000, we hold exclusive license rights to a total of three patents, two relating to Biokeys' CoFactor product and one relating to Selone, both of which are intended for use in connection with cancer chemotherapy. In addition, under a second Option and License Agreement dated August 17, 2000, we acquired exclusive rights under the four patents related to Thiovir antiviral technologies. These agreements with USC (the USC License Agreements) grant us exclusive worldwide licenses to study, use, manufacture and market drug products covered by the subject patents. Under the USC License Agreements, we are obligated to pay USC for out-of-pocket expenses incurred in filing, prosecuting, enforcing and maintaining the licensed patent rights and all future patent-related expenses paid by USC, as long as the USC License Agreements remain in effect and until the patent rights have expired. USC's retained interest consists of a running royalty on net sales of licensed products and a share of consideration received by Biokeys from all sublicenses and assignments. No royalties have been paid under these agreements.

SPONSORED RESEARCH AGREEMENTS

         We entered into a sponsored research agreement with M.D. Anderson on September 7, 2000, which provides for studies to test the ability of a mixture of synthetic HIV-derived peptides to elicit an antibody-negative cell-mediated immune response. The testing will seek to determine if this immune response can protect against new HIV infection and if the preparation can be administered after HIV infection as a therapeutic. This requires a total of $814,490 payable in two equal installments for research to be conducted through 2001 and into 2002. The first installment was paid by the Company in 2000 and the second in 2001.

         We also have sponsored research arrangements with USC, under which USC will continue studies in the therapeutic potential of Thiovir and its analogues as antiviral agents. The Company has entered into a grant agreement with USC effective November 1, 2000, under which USC will perform research into Thiovir and its analogues as inhibitors for HPV and other pathogenic viruses. The budgeted research costs for this study are approximately $217,000, which have been paid by the Company.

            GOVERNMENT REGULATION AND CLINICAL TESTING FOR NEW DRUGS

         The manufacture and sale of therapeutic drugs are subject to government regulation in the U.S. and in certain foreign countries. In the U.S., we must follow rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with the FDA's current Good Manufacturing Practices
(cGMP) regulations.

         Safety and effectiveness standards are required in certain other countries as well. The Company believes that only a limited number of foreign countries have extensive regulatory requirements for new drugs, especially Japan and the countries comprising the European Union.

         The steps required to be taken before a new prescription drug may be marketed in the U.S. include (i) preclinical laboratory and animal tests, (ii) the submission to the FDA of an IND, which must be evaluated and found acceptable by the FDA before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug, (iv) the submission of a New Drug Application (NDA) to the FDA and (v) FDA approval of the NDA. Prior to obtaining FDA approval of an NDA, the facilities that will be used to manufacture the drug must undergo a preapproval inspection to ensure compliance with the FDA's cGMP regulations.

         Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the safety and effectiveness of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND, and unless the FDA objects, the IND will become effective 30 days following its receipt by the FDA, after which clinical trials can begin. If the FDA has concerns about the proposed clinical trial, it may delay the trial and require modifications to the trial protocol prior to permitting the trial to begin.

         Clinical trials involve the administration of the pharmaceutical product to healthy volunteers or to patients identified as having the condition for which the product is being tested. The pharmaceutical product is administered under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols previously submitted to the FDA as part of the IND that detail the objectives of the trial, the parameters used to monitor safety and the efficacy criteria that are being evaluated. Each clinical trial is conducted under the auspices of an Institutional Review Board ("IRB") at the institution at which the trial is conducted. The IRB considers, among other things, ethical factors, the safety of the human subjects and the possible liability risk for the institution.

         Clinical trials are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves trials in a limited patient population to determine the effectiveness of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks.

         In serious diseases such as HIV/AIDS, patients suffering from the disease rather than healthy volunteers are used in Phase I trials. In addition, Phase I trials may be divided between Phase Ia, in which single doses of the drug are given, and Phase Ib, in which multiple doses are given. In the latter instance, some efficacy data may be obtained if the subjects are patients suffering from the disease rather than healthy volunteers, and these trials are referred to as "Phase Ib/IIa."

         After a compound has been shown in Phase II trials to have an acceptable safety profile and probable effectiveness, Phase III trials are undertaken to evaluate clinical effectiveness further and to further test for safety within an expanded patient population at multiple clinical study sites. The FDA reviews both the clinical trial plans and the results of the trials at each phase, and may discontinue the trials at any time if there are significant safety issues.

         The results of the preclinical tests and clinical trials are submitted to the FDA in the form of an NDA for marketing approval. The testing and approval process requires substantial time and effort, and FDA approval may not be granted on a timely basis or at all. The approval process is affected by a number of factors, including the severity of the disease, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review process and may delay marketing approval.

         Upon approval, a drug may be marketed only for the FDA approved indications in the approved dosage forms. Further clinical trials are necessary to gain approval for the use of the product for any additional indications or dosage forms. The FDA may also require post-market reporting and may require surveillance programs to monitor the side effects of the drug, which may result in withdrawal of approval after marketing begins.

         The FDA has developed several regulatory procedures to accelerate the clinical testing and approval of drugs intended to treat serious or life-threatening illnesses under certain circumstances. For example, in l988, the FDA issued regulations to expedite the development, evaluation and marketing of drugs for life-threatening and severely debilitating illnesses, especially where no alternative therapy exists (the "l988 Regulations"). These procedures encourage early consultation between the IND sponsors and the FDA in the preclinical testing and clinical trial phases to determine what evidence will be necessary for marketing approval and to assist the sponsors in designing clinical trials. Under this program, the FDA works closely with the IND sponsors to accelerate and condense Phase II clinical trials, which may, in some cases, eliminate the need to conduct Phase III trials or limit the scope of Phase III trials. Under the l988 Regulations, the FDA may require post-marketing clinical trials (Phase IV trials) to obtain additional information on the drug's risks, benefits and optimal use.

         In l992, the FDA issued regulations establishing an accelerated NDA approval procedure for certain drugs under Subpart H of the agency's NDA approval regulations ("Subpart H Regulations"). The Subpart H Regulations provide for accelerated NDA approval for new drugs intended to treat serious or life-threatening diseases where the drugs provide a meaningful therapeutic advantage over existing treatment. Under this accelerated approval procedure, the FDA may approve a drug based on evidence from adequate and well-controlled studies of the drug's effects. This approval is conditional on the favorable completion of trials to establish and define the degree of clinical benefits to the patient. In this case, post-marketing clinical trials would usually be underway when the product obtains accelerated approval. If, after approval, a post-marketing clinical study establishes that the drug does not perform as expected, or if post- marketing restrictions are not adhered to or are not adequate to ensure the safe use of the drug, or other evidence demonstrates that the product is not safe and/or effective under its conditions of use, the FDA may withdraw approval. The Subpart H Regulations can complement the l988 Regulations for expediting the development, evaluation and marketing of drugs. These two procedures for expediting the clinical evaluation and approval of certain drugs may shorten the drug development process by as much as two to three years.

         We believe that several of our drugs may be candidates for accelerated development and/or approval under the l988 Regulations and/or the Subpart H Regulations. This would include our HIV/AIDS drugs as well as the Company's anticancer agents.

         Once the sale of a product is approved, the FDA regulates the manufacturing and marketing of the product. The FDA periodically inspects both domestic and foreign drug manufacturing facilities to ensure compliance with applicable cGMP regulations and other requirements. In addition, manufacturers in the U.S. must register with the FDA and submit a list of every drug in commercial distribution. Foreign manufacturers are subject only to the drug listing requirement. Post-marketing reports are also required to monitor the product's usage and effects. Product approvals may be withdrawn, or sanctions imposed, if compliance with regulatory requirements is not maintained.

         Many foreign countries also regulate the clinical testing, manufacturing, marketing and use of pharmaceutical products. The requirements relating to the conduct of clinical trials, product approval, manufacturing, marketing, pricing and reimbursement vary widely from country to country. In addition to the import requirements of foreign countries, a company must also comply with U.S. laws governing the export of FDA regulated products.

            HEALTH CARE REFORM MEASURES AND THIRD PARTY REIMBURSEMENT

         Pharmaceutical companies are affected by the efforts of governments and third party payors to contain or reduce the cost of health care through various means. A number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the U.S. has and will continue to increase pressures on pharmaceutical pricing. While the Company cannot predict whether legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the Company. In the U.S. and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans that mandate predetermined discounts from list prices.

                        RESEARCH AND DEVELOPMENT OUTLAYS

         During l999 and 2000, the Company expended $351,446 and $983,198, respectively, on research and development activities.

                                    EMPLOYEES

         At June 30, 2000, the Company had two full-time employees and one part-time employee.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                     GENERAL

         As a development-stage biomedical research company, we have not yet generated any revenues from our anti-cancer and anti-viral products. We have had no earnings since inception, and have an accumulated deficit of $7,704,222 as of December 31, 2000. Our expenses have related mainly to costs incurred in research activities for the development of our drug candidates and from administrative expenses required to support these efforts. We expect losses to continue for the near future, and such losses will likely increase as human clinical trials are undertaken in the U.S. and Europe for our CoFactor drug. Future profitability will be dependent upon our ability to complete the development of our pharmaceutical products, obtain necessary regulatory approvals and effectively market such products. Also, future profitability will require that the Company establish agreements with other parties for the clinical testing, manufacturing, commercialization and sale of its products.

         Since inception, the Company has generally funded itself through short-term loans and the sale of equity securities. We will need to obtain additional financing in order to sustain our efforts, as discussed below under "Liquidity and Capital Resources."

                              RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

         The Company continued its research and development efforts in both 1999 and 2000, and no revenues were received during the period. However, the Company earned interest income which increased to $40,922 in 2000 from $14,234 in 1999, as a result of interest earned on funds received from the Company's overseas private placement offering.

         Using the proceeds of our overseas private placement offering, we were able to significantly expand our research and development efforts in connection with our EradicAide products for HIV/AIDS. Results in preliminary, small-scale non-human primate trials warranted an expansion of the Company's research program into larger scale non-human primate trials conducted through researchers at M.D. Anderson. In addition, after the consummation of the merger with Biokeys, Inc., we began to fund research and development efforts in connection with CoFactor, Thiovir and Selone. Accordingly, our research and development expenses increased 180% from $351,446 in 1999 to $983,198 in 2000.

         General and Administrative expenses increased by approximately 17% from $708,562 in 1999 to $827,970 in 2000, primarily as a result of additional costs and expenses related to the merger between the Company and Biokeys.

         Depreciation and amortization increased from $5,385 in 1999 to $1,907,341 in 2000. Such increase was due entirely to the merger, which resulted in $15,205,675 of goodwill being recorded on the Company's balance sheet based on allocation of the purchase price to net assets acquired. Such amount is being amortized over a two-year period, beginning in the last quarter of 2000, at which time a goodwill amortization charge of $1,900,709 for the quarter was recorded.

         Interest expense increased from $4,326 in 1999 to $23,497 in 2000, due to the accrual of interest on the Company's subordinated convertible notes issued in a private offering in the spring of 2000. All of such notes, including accrued interest, were converted into shares of Common Stock at the time of the merger, in accordance with their terms.

         As a result of the factors described above, the Company's net loss increased from $1,055,485 in 1999 to $3,701,084 in 2000, and the loss per share increased from $0.20 per share in 1999 to $0.44 per share in 2000.

                         LIQUIDITY AND CAPITAL RESOURCES

         The Company has incurred negative cash flows since its inception, and has funded its activities primarily through short-term loans and sales of equity securities. As of December 31, 2000 and 1999, the Company had cash and equivalents and a certificate of deposit of $1,484,208 and $58,463, respectively. Working capital amounted to $1,297,761 at December 31, 2000, compared with a working capital deficiency of $(1,244,166) at the end of 1999, reflecting improvement due to our overseas private placement.

         The Company does not have any bank or any other commercial financing arrangements. The Company's operations over the last twelve months have been funded primarily from the proceeds of an overseas private placement offering consummated in August and September 2000, through which the Company raised a total of $3.2 million through the issuance of its 8% convertible preferred stock.

         The Company will need to raise a total of approximately $500,000 for the balance of calendar 2001 and will require approximately $1,000,000 for overhead expenses and another $4,000,000 to fund expanded testing of its HIV drug candidates in 2002. (See "Risk Factors," below.)

         In addition, the Company expects shortly to obtain FDA approval to commence Phase II/III clinical trials for its CoFactor product. We do not have the resources to conduct such trials ourselves and are seeking a strategic partner to finance and conduct the trials. While the Company has had discussions with a number of potential CoFactor development partners, it has not yet entered into any agreement for the conduct and financing of clinical trials. If the Company is unable to enter into such an agreement on acceptable terms, it will be required to delay such clinical trials or seek an outright sale of its CoFactor rights.

         The Company's dependence on raising additional capital will continue at least until the Company is able to begin marketing its new technologies. The Company's future capital requirements and the adequacy of its financing depend upon numerous factors, including the successful commercialization of the Company's drug candidates, progress in its product development efforts, progress with preclinical studies and clinical trials, the cost and timing of production arrangements, the development of effective sales and marketing activities, the cost of filing, prosecuting, defending and enforcing intellectual property rights, competing technological and market developments, and the development of strategic alliances for the marketing of its products.

         The Company will be required to obtain such funding through equity or debt financing, strategic alliances with corporate partners and others, or through other sources not yet identified. The Company does not have any committed sources of additional financing, and cannot guarantee that additional funding will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate certain aspects of its operations or attempt to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates, products or potential markets.

           QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK

         We do not engage in trading market-risk sensitive instruments and do not purchase hedging instruments or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. We have no outstanding debt instruments, have not entered into any forward or future contracts, and have purchased no options and entered into no swaps. We have no credit lines or other borrowing facilities, and do not view ourselves as subject to interest rate fluctuation risk at the present time.

                          NEW ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS (SFAS 141). SFAS 141 eliminates the pooling of interests method of accounting and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The Company does not expect the adoption of SFAS 141 to have a material impact on its business because it currently has no planned or pending acquisitions.

         The FASB has also issued Statement of Financial Accounting Standards No. 142 GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142) which will be effective for the Company as of January 1, 2002. SFAS 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized. SFAS 142 further requires that the fair value of goodwill and other intangible assets with indefinite lives be tested for impairment upon adoption of this statement, annually and upon the occurrence of certain events and be written down to fair value if considered impaired. Adoption of SFAS 142 will result in the elimination of annual amortization expense related to goodwill; however, because of the extensive effort needed to comply with this statement, the impact of related impairment, if any, on our financial position or results of operations has not been determined.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We believe this registration statement contains "forward-looking statements." These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management based on information currently available on it. When we use words such as "believes", "expects", "anticipates", "intends", "plans", "estimates", "should", "likely", or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Our future results and stockholder values may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability of control or predict.

         Assumptions relating to budgeting, marketing, and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure, or other budgets, which may in turn affect our business, financial position, results of operations, and cash flows.

                                  RISK FACTORS

THERE IS A SUBSTANTIAL ACCUMULATED DEFICIT AND LIMITED WORKING CAPITAL.

         The Company had an accumulated deficit of $(7,704,222) as of December 31, 2000. Since the Company presently has no source of revenues and is committed to continuing its product research and development program, significant expenditures and losses will continue until development of new products is completed and such products have been clinically tested, approved by the FDA and successfully marketed. In addition, the Company has funded its operations primarily through the sale of Company securities, and has had limited working capital for its product development and other activities.

WE HAVE NO CURRENT REVENUES OR PROFITS.

         The Company has devoted its resources in recent years to developing a new generation of therapeutic drug products, but such products cannot be marketed until clinical testing is completed and governmental approvals have been obtained. Accordingly, there is no current source of revenues, much less profits, to sustain the Company's present activities, and no revenues will be available until, and unless the new products are clinically tested, approved by the FDA and successfully marketed, an outcome which the Company is not able to guarantee.

IT IS UNCERTAIN THAT THE COMPANY WILL HAVE ACCESS TO FUTURE CAPITAL.

         It is not expected that the Company will generate positive cash flow from operations for at least the next several years. As a result, substantial additional equity or debt financing may be required to fund our activities. We cannot assure you that we will be able to consummate any such financing on favorable terms, if at all, or that such financing will be adequate to meet capital requirements. Any additional equity financing could result in substantial dilution to stockholders, and debt financing, if available, may involve restrictive covenants which preclude the Company from making distributions to stockholders and taking other actions beneficial to stockholders. If adequate funds are not available, the Company may be required to delay or reduce the scope of its drug development program or attempt to continue development by entering into arrangements with collaborative partners or others that may require the Company to relinquish some or all of its rights to proprietary drugs. The inability to fund its capital requirements would have a material adverse effect on the Company.

THE COMPANY IS NOT CERTAIN THAT IT WILL BE SUCCESSFUL IN THE DEVELOPMENT OF ITS DRUG CANDIDATES.

         The successful development of any new drug is highly uncertain and is subject to a number of significant risks. Our drug candidates, which are in a development stage, require significant, time-consuming and costly development, testing and regulatory clearance. This process typically takes several years and can require substantially more time. Risks include, among others, the possibility that a drug candidate will (i) be found to be ineffective or unacceptably toxic, (ii) have unacceptable side effects, (iii) fail to receive necessary regulatory clearances, (iv) not achieve broad market acceptance, (v) be subject to competition from third parties who may market equivalent or superior products, or (vi) be affected by third parties holding proprietary rights that will preclude the Company from marketing a drug product. There can be no assurance that the development of drug candidates will demonstrate the efficacy and safety of a drug candidate as a therapeutic drug, or, even if demonstrated, that there will be sufficient advantages to its use over other drugs or treatments so as to render the drug product commercially viable. In the event that the Company is not successful in developing and commercializing one or more drug candidates, investors are likely to realize a loss of their entire investment.

THE COMPANY WILL FACE INTENSE COMPETITION FROM OTHER COMPANIES IN THE PHARMACEUTICAL INDUSTRY.

         The Company is engaged in a segment of the pharmaceutical industry that is highly competitive and rapidly changing. If successfully developed and approved, any of the Company's drug candidates will likely compete with several existing therapies. In addition, other companies are pursuing the development of pharmaceuticals that target the same diseases as are targeted by the drugs being developed by the Company. The Company anticipates that it will face intense and increasing competition in the future as new products enter the market and advanced technologies become available. We cannot assure you that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold than those by the Company. Competitive products may render the Company's drugs obsolete or noncompetitive prior to the Company's recovery of development and commercialization expenses.

         Many of the Company's competitors will also have significantly greater financial, technical and human resources and will likely be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience in preclinical testing and clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products. A number of these competitors also have products that have been approved or are in late-stage development and operate large, well-funded research and development programs. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, academic institutions, government agencies and other public and private research organizations are becoming increasingly aware of the commercial value of their inventions and are actively seeking to commercialize the technology they have developed. Accordingly, competitors may succeed in commercializing products more rapidly or effectively than the Company, which would have a material adverse effect on the Company.

THERE IS NO ASSURANCE THAT THE COMPANY'S PRODUCTS WILL HAVE MARKET ACCEPTANCE.

         The success of the Company will depend in substantial part on the extent to which a drug product achieves market acceptance. The degree of market acceptance will depend upon a number of factors, including (i) the receipt and scope of regulatory approvals, (ii) the establishment and demonstration in the medical community of the safety and efficacy of a drug product, (iii) the product's potential advantages over existing treatment methods and (iv) reimbursement policies of government and third party payors. We cannot predict or guarantee that physicians, patients, healthcare insurers or maintenance organizations, or the medical community in general, will accept or utilize any drug product of the Company.

THERE IS UNCERTAINTY AS TO THE AVAILABILITY AND AMOUNTS OF HEALTH CARE REIMBURSEMENT.

         The Company's ability to commercialize its technology successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly-approved medical products. The Company cannot guarantee that adequate third-party insurance coverage will be available for the Company to establish and maintain price levels sufficient for realization of an appropriate return on its investments in developing new therapies. Government, private health insurers, and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA. Accordingly, even if coverage and reimbursement are provided by government, private health insurers, and third-party payors for uses of the Company's products, the market acceptance of these products would be adversely affected if the amount of reimbursement available for the use of the Company's therapies proved to be unprofitable for health care providers.

UNCERTAINTIES RELATED TO HEALTH CARE REFORM MEASURES MAY AFFECT THE COMPANY'S SUCCESS.

         There have been a number of federal and state proposals during the last few years to subject the pricing of health care goods and services, including prescription drugs, to government control and to make other changes to U.S. health care system. It is uncertain which legislative proposals will be adopted or what actions federal, state, or private payors for health care treatment and services may take in response to any health care reform proposals or legislation. The Company cannot predict the effect health care reforms may have on its business, and there is no guarantee that any such reforms will not have a material adverse effect on the Company.

FURTHER TESTING OF OUR DRUG CANDIDATES WILL BE REQUIRED AND THERE IS NO ASSURANCE OF FDA APPROVAL.

         The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of medical products, through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years or more and varies substantially based upon the type, complexity, and novelty of the product.

         The effect of government regulation and the need for FDA approval may be to delay marketing of new products for a considerable period of time, to impose costly procedures upon the Company's activities, and to provide an advantage to larger companies that compete with the Company. There can be no assurance that FDA or other regulatory approval for any products developed by the Company will be granted on a timely basis or at all. Any such delay in obtaining, or failure to obtain, such approvals would materially and adversely affect the marketing of any contemplated products and the ability to earn product revenue. Further, regulation of manufacturing facilities by state, local, and other authorities is subject to change. Any additional regulation could result in limitations or restrictions on the Company's ability to utilize any of its technologies, thereby adversely affecting the Company's operations.

         Human pharmaceutical products are subject to rigorous preclinical testing and clinical trials and other approval procedures mandated by the FDA and foreign regulatory authorities. Various federal and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate U.S. and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources. In addition, these requirements and processes vary widely from country to country.

         Among the uncertainties and risks of the FDA approval process are the following: (i) the possibility that studies and clinical trials will fail to prove the safety and efficacy of the drug, or that any demonstrated efficacy will be so limited as to significantly reduce or altogether eliminate the acceptability of the drug in the marketplace, (ii) the possibility that the costs of development, which can far exceed the best of estimates, may render commercialization of the drug marginally profitable or altogether unprofitable, and (iii) the possibility that the amount of time required for FDA approval of a drug may extend for years beyond that which is originally estimated. In addition, the FDA or similar foreign regulatory authorities may require additional clinical trials, which could result in increased costs and significant development delays. Delays or rejections may also be encountered based upon changes in FDA policy and the establishment of additional regulations during the period of product development and FDA review. Similar delays or rejections may be encountered in other countries.

THE COMPANY'S SUCCESS WILL BE DEPENDENT ON LICENSES AND PROPRIETARY RIGHTS IT RECEIVES FROM OTHER PARTIES, AND ON ANY PATENTS IT MAY OBTAIN.

         Our success will depend in large part on the ability of the Company and its licensors to (i) maintain license and patent protection with respect to their drug products, (ii) defend patents and licenses once obtained, (iii) maintain trade secrets, (iv) operate without infringing upon the patents and proprietary rights of others and (iv) obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the U.S. and in foreign countries. The Company has obtained licenses to patents and other proprietary rights from M.D. Anderson and from USC.

         The patent positions of pharmaceutical companies, including those of the Company, are uncertain and involve complex legal and factual questions. There is no guarantee that the Company or its licensors have or will develop or obtain the rights to products or processes that are patentable, that patents will issue from any of the pending applications or that claims allowed will be sufficient to protect the technology licensed to the Company. In addition, we cannot assure you that any patents issued to or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive disadvantages to the Company.

         Litigation, which could result in substantial cost, may also be necessary to enforce any patents to which the Company has rights, or to determine the scope, validity and unenforceability of other parties' proprietary rights, which may affect the rights of the Company. U.S. patents carry a presumption of validity and generally can be invalidated only through clear and convincing evidence. There can be no assurance that the Company's licensed patents would be held valid by a court or administrative body or that an alleged infringer would be found to be infringing. The mere uncertainty resulting from the institution and continuation of any technology-related litigation or interference proceeding could have a material adverse effect on the Company pending resolution of the disputed matters.

         The Company may also rely on unpatented trade secrets and know-how to maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with employees, consultants and others. There can be no assurance that these agreements will not be breached or terminated, that the Company will have adequate remedies for any breach, or that trade secrets will not otherwise become known or be independently discovered by competitors.

THE COMPANY'S LICENSE AGREEMENTS CAN BE TERMINATED IN THE EVENT OF A BREACH.

         The license agreements pursuant to which the Company has licensed its core technologies for its potential drug products permit the licensors, respectively M.D. Anderson and USC, to terminate the agreement under certain circumstances, such as the failure by the licensee to use its reasonable best efforts to commercialize the subject drug or the occurrence of any other uncured material breach by the licensee. The license agreements also provide that the licensor is primarily responsible for obtaining patent protection for the technology licensed, and the licensee is required to reimburse it for the costs it incurs in performing these activities. The license agreements also require the payment of specified royalties. Any inability or failure to observe these terms or pay these costs or royalties could result in the termination of the applicable license agreement in certain cases. The termination of any license agreement would have a material adverse effect on the Company.

THE COMPANY'S SUCCESS IS DEPENDENT ON ITS KEY PERSONNEL.

         The Company is dependent on a small management group and on independent researchers, some of whom are inventors of the patents licensed to the Company for core technologies and drugs developed at M.D. Anderson and USC, respectively. Scientific personnel may from time to time serve as consultants to the Company and may devote a portion of their time to the Company's business, as well as continue to devote substantial time to the furtherance of the Company's sponsored research at M.D. Anderson, USC and other affiliated institutions as may be agreed to in the future, but such personnel are not employees of the Company and are not bound under written employment agreements. The services of such persons are important to the Company, and the loss of any of these services may adversely affect the Company.

         In addition, to develop and commercialize future drug products, the Company may need to hire and retain a number of additional highly qualified and experienced management, scientific personnel, consultants and advisors. The ability to attract and retain qualified personnel will be critical to the success of the Company. Competition for qualified individuals is intense, and the Company will face competition from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals on acceptable terms or at all, and the failure to do so would have a material adverse effect on the Company.

THERE IS NO SALES AND MARKETING CAPABILITY AT THE PRESENT TIME.

         The Company does not have marketing or sales personnel. The Company will have to develop a sales force, or rely on marketing partners or other arrangements with third parties for the marketing, distribution and sale of any drug product which is ready for distribution. There is no guarantee that the Company will be able to establish marketing, distribution or sales capabilities or make arrangements with third parties to perform those activities on terms satisfactory to the Company, or that any internal capabilities or third party arrangements will be cost-effective.

         In addition, any third parties with which the Company may establish marketing, distribution or sales arrangements may have significant control over important aspects of the commercialization of a drug product, including market identification, marketing methods, pricing, composition of sales force and promotional activities. There can be no assurance that the Company will be able to control the amount and timing of resources that any third party may devote to the products of the Company or prevent any third party from pursuing alternative technologies or products that could result in the development of products that compete with, and/or the withdrawal of support for, the products of the Company.

THERE ARE NO MANUFACTURING CAPABILITIES.

         The Company will not have any manufacturing capacity. When required, the Company will seek to establish relationships with third-party manufacturers for the manufacture of clinical trial material and the commercial production of a drug product just as it has with Eprova, AG and Clinalfa AG. There can be no assurance that the Company will be able to establish relationships with third-party manufacturers on commercially acceptable terms or that third-party manufacturers will be able to manufacture a drug product on a cost-effective basis in commercial quantities under good manufacturing practices mandated by the FDA.

         The dependence upon third parties for the manufacture of products may adversely affect future costs and the ability to develop and commercialize a drug product on a timely and competitive basis. Further, there can be no assurance that manufacturing or quality control problems will not arise in connection with the manufacture of the drug product or that third party manufacturers will be able to maintain the necessary governmental licenses and approvals to continue manufacturing such products. Any failure to establish relationships with third parties for its manufacturing requirements on commercially acceptable terms would have a material adverse effect on the Company.

THE COMPANY DOES NOT HAVE ITS OWN RESEARCH FACILITIES AND WILL BE DEPENDENT ON THIRD PARTIES FOR DRUG DEVELOPMENT.

         The Company does not have its own research and development facilities and engages consultants and independent contract research organizations to design and conduct clinical trials in connection with the development of a drug. As a result, these important aspects of a drug's development will be outside the direct control of the Company. In addition, there can be no assurance that such third parties will perform all of their obligations under arrangements with the Company or will perform those obligations satisfactorily.

THERE IS NO PRODUCT LIABILITY INSURANCE AND IT IS UNCERTAIN THAT SUCH INSURANCE CAN BE OBTAINED.

         The business of the Company will expose it to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. There can be no assurance that product liability claims will not be asserted against the Company. The Company intends to obtain limited product liability insurance for its clinical trials when they begin in the U.S. and to expand its insurance coverage if and when the Company begins marketing commercial products. However, there can be no assurance that the Company will be able to obtain product liability insurance on commercially acceptable terms or that the Company will be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect against potential losses. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on the Company.

THE MARKET PRICE OF OUR SHARES IS VOLATILE.

         Market prices for the Company's Common Stock and the securities of other medical and biomedical technology companies have been volatile. Factors such as announcements of technological innovations or new products by the Company or its competitors, government regulatory action, litigation, patent or proprietary rights developments, and market conditions for medical and high technology stocks in general can have a significant impact on any future market for the Common Stock.

WE ARE NOT PAYING DIVIDENDS ON OUR COMMON STOCK.

         The Company has never paid cash dividends on Common Stock, and does not intend to do so in the foreseeable future.

THE ISSUANCE OF THE SHARES OF PREFERRED STOCK IN THE FUTURE MAY AFFECT COMMON STOCK.

         The Company has previously issued shares of Series A Convertible Preferred Stock to overseas investors. In addition, the Board of Directors is authorized, without action by the stockholders, to issue other shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Although no such issuance is currently planned, the effect of such issuance in the future may (i) restrict dividends on Common Stock, (ii) dilute the voting power of Common Stock, (iii) impair the liquidation rights of the Common Stock, and (iv) delay or prevent a change in control without further action by the stockholders.

UNDER PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW, THE COMPANY'S MANAGEMENT MAY BE ABLE TO BLOCK OR IMPEDE A CHANGE IN CONTROL.

         The Company's Certificate of Incorporation authorizes the Board of Directors (the "Board") to issue shares of undesignated preferred stock without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such preferred stock that may be issued in the future. Moreover, the issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock. These and other provisions of the Certificate of Incorporation and the by-laws, as well as certain provisions of Delaware law, could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving a change of control of the Company, even if such events could be beneficial to the interest of the stockholders as a whole. Such provisions could limit the price that certain investors might be willing to pay in the future for the Common Stock.

OFFICERS' AND DIRECTORS' LIABILITIES ARE LIMITED UNDER DELAWARE LAW.

         Pursuant to the Company's Certificate of Incorporation and by-laws, as authorized under applicable Delaware law, directors are not liable for monetary damages for breach of fiduciary duty, except in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or for any transaction in which a director has derived an improper personal benefit. The Certificate of Incorporation and by-laws provide that the Company must indemnify its officers and directors to the fullest extent permitted by Delaware law for all expenses incurred in the settlement of any actions against such persons in connection with their having served as officers or directors.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company's principal office is located at 9948 Hibert St., Suite 100 in San Diego, California, and consists of 1,553 square feet. The office is occupied under a three-year lease expiring on January 14, 2004, at a rental of $33,600 per year.

         The Company also has an office handling administration and finance, at 333 N. Sam Houston Parkway, Suite 1035, Houston, Texas, which consists of approximately 800 square feet, occupied pursuant to a lease that expires on October 31, 2001 at a rental of $14,686 per year.

         Our research and development activities are conducted mainly on the premises of M.D. Anderson, USC, and Sahlgrenska University Hospital, pursuant to the terms of sponsored research arrangements.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information known to the Company regarding beneficial ownership of the Common Stock of the Company as of December 31, 2000, of (i) each person who is known to the Company to own of record or beneficially more than five percent (5%) of such Common Stock, (ii) each director and executive officer of the Company (including Biokeys, Inc.) and
(iii) all directors and executive officers of the Company (including Biokeys, Inc.) as a group. All share amounts shown here and elsewhere in this registration have been adjusted to reflect a reverse stock split of approximately one for 1.9899 in July 2000.

NAME AND ADDRESS OF BENEFICIAL OWNERS    NUMBER OF SHARES      PERCENT OF CLASS
-------------------------------------    ----------------      ----------------
Louis R. Reif                                    201,010(1)
c/o Biokeys Pharmaceuticals, Inc.
333 N. Sam Houston Pkwy, Suite 1035
Houston, Texas 77060

Warren C. Lau                                    885,797(2)
c/o Biokeys Pharmaceuticals, Inc.
333 N. Sam Houston Pkwy, Suite 1035
Houston, Texas  77060

Nicholas Jon Virca                               476,693(3)
c/o Biokeys Pharmaceuticals, Inc.
9948 Hibert Street, Suite 100
San Diego, CA 92131

Robert D. Whitworth                               75,380(4)
c/o Biokeys Pharmaceuticals, Inc.
333 N. Sam Houston Pkwy, Suite 1035
Houston, Texas 77060

Francis E. O'Donnell, Jr., M.D.                1,323,646(5)
709 The Hamptons Lane
Town & Country, Missouri 63017

Thomas DePetrillo                                957,922(6)
988 Centerville Road
Warwick, Rhode Island 02886

----------

         (1) Does not include a total of 703,536 shares held by the adult children of Mr. Reif, as trustees of family trusts, as to which Mr.Reif disclaims any voting power or beneficial ownership.

         (2) Includes 6,000 shares held by Mr. Lau as custodian for his minor children, as to which he has voting power but disclaims any beneficial ownership.

         (3) Includes currently exercisable warrants for the purchase of 144,435 shares.

         (4) Includes 25,127 shares held by Croyden Resources, Inc., as to which Mr. Whitworth has sole voting power.

         (5) Includes shares held by family trust and children, as to which Dr. O'Donnell has voting power but disclaims any beneficial interest.

         (6) Includes warrants held by Mr. DePetrillo to purchase 366,430 shares, currently exercisable, and shares held by family members. Mr. DePetrillo has voting power but disclaims any beneficial interest as to such family- owned shares.

NAME AND ADDRESS OF BENEFICIAL OWNERS    NUMBER OF SHARES      PERCENT OF CLASS
-------------------------------------    ----------------      ----------------
Matthew Balk                                    976,275(7)
245 Park Avenue, 44th Floor
New York, NY 10167

M. Ross Johnson, Ph.D.                          502,538(8)
53524 Bickett Street
Chapel Hill, North Carolina 27514

Jonnie R. Williams                            1,072,085
1 Starwood Lane
Manakin Sabot, VA 23103

All directors and executive officers of       3,465,064
the Company (including the directors and
executive officers of Biokeys, Inc.) as a
group (6 persons)

----------

         (7) Does not include other shares held by certain adult relatives of Mr. Balk, as to which he disclaims any voting power or beneficial ownership.

         (8) Represents currently exercisable warrants.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The Board of Directors of Biokeys Pharmaceuticals, Inc. is presently composed of Louis R. Reif, Warren C. Lau, and Robert D. Whitworth. Directors generally serve for one-year terms and until successors are duly elected and qualified.

         The Board of Directors of our subsidiary, Biokeys, Inc., is comprised of M. Ross Johnson, Ph.D., Nicholas Jon Virca, Francis E. O'Donnell, Jr., M.D., and Louis R. Reif.

         The directors and executive officers of each of Biokeys
Pharmaceuticals, Inc. and Biokeys, Inc., and their respective positions and ages as of June 30, 2001, are as follows:

NAME                            AGE   POSITION
--------------------------------------------------------------------------------
Louis R. Reif                   77    Chairman, Chief Executive Officer and
                                      Director of Biokeys Pharmaceuticals, Inc.;
                                      Director and Secretary of Biokeys, Inc.

Nicholas Jon Virca              54    President, Chief Executive Officer and
                                      Director of Biokeys, Inc.

Warren C. Lau                   47    President, Chief Financial Officer and
                                      Director of Biokeys Pharmaceuticals, Inc.;
                                      Chief Financial Officer of Biokeys, Inc.

M. Ross Johnson, Ph.D.          56    Chairman and Director of Biokeys, Inc.

Francis E. O'Donnell, Jr. M.D.  52    Director of Biokeys, Inc.

Robert D. Whitworth             48    Director and Secretary of Biokeys
                                      Pharmaceuticals, Inc.

LOUIS R. REIF is a co-founder of Biokeys Pharmaceuticals, Inc. and has served as its Chief Executive Officer and Chairman and as a member of its Board of Directors since 1996. From 1952 to 1993, Mr. Reif was associated with National Fuel Gas Company, a U.S. natural gas company listed on the New York Stock Exchange. He served as Vice President from 1958 to 1974, President and Chief Executive Officer from 1974 to 1988, a Director from 1966 to 1993, and Chairman of the Board from 1980 to 1993. In 1989, Mr. Reif served as Chief Operating Officer and a Director of Delaware North Companies, a large privately-held company operating food concession businesses at major sports arenas in the U.S. He has served as past Chairman of the American Gas Association and Chairman of the 17th World Gas Conference of the International Gas Union. He is a Trustee-emeritus of the State University of New York. Mr. Reif received a B.A. degree from the University of Buffalo and a J.D. degree from the University of Michigan.

NICHOLAS JON VIRCA has served as President, and a Director of Biokeys, Inc., the Company's wholly-owned subsidiary, since March 1997, becoming Chief Executive Officer in March 2000. From 1991 to 1997, he served as Vice President of Operations, and as a director from 1997 to 1998, of Diametrix Detectors, Inc., a privately-held immunosensor company which he co- founded and which focused on detection of narcotics using monoclonal antibodies. From 1991 to 1994, Mr. Virca also served as Vice President, Business Operations, of IRT Corporation, a publicly-traded company that specialized in x-ray inspection and imaging systems for industrial and security applications. In addition, from 1994 to 1997, Mr. Virca served as Business Unit Manager, Security Products, for Nicolet Imaging Systems, a company that purchased substantially all of IRT's assets in 1994. His earlier employment includes key marketing and general management positions with Fisher Scientific, Damon Biotech, Promega Corporation, the Ortho Division of Johnson & Johnson and the Ross Division of Abbott Laboratories, during which he participated in the commercialization of numerous prescription and OTC pharmaceuticals and biotherapeutic and diagnostic reagents. Mr. Virca received a B.A. degree in biology from Youngstown State University.

WARREN C. LAU is the co-founder of Biokeys Pharmaceuticals, Inc. and has served as its President and as a member of its Board of Directors from June 1996, and Chief Financial Officer of Biokeys, Inc., the Company's wholly-owned subsidiary, since the merger. From November 1997 to September 1998, Mr. Lau served as a director of Immune Complex Corporation and Synthetic Genetics, Inc., privately-held biotechnology companies with which the Company was affiliated during such period. From 1986 to 1996, Mr. Lau was a registered representative of Josephthal, Lyons and Ross, an investment banking and brokerage firm, where he was involved with the underwriting of biotechnology issues.

M. ROSS JOHNSON, PH.D. serves as Chairman and a Director of Biokeys, Inc. From 1996 to 1999, he was President, Chief Executive Officer and member of the Board of Directors of Trimeris, Inc., and, from 1995 to 1996, served as its Chief Scientific Officer and Vice President of Research and Development. Trimeris is engaged in the development of fusion inhibitor technology for antivirals to treat HIV infection. Prior to his service with Trimeris, Dr. Johnson was President and CEO of Parnassus Pharmaceuticals and Vice President of Chemistry at the Glaxo, Inc. Research Institute in North Carolina, where he was part of the original scientific founding team. Earlier, he served in key scientific and research management positions with Pfizer Central Research. He is Adjunct Professor of Chemistry and Adjunct Professor of Medicinal Chemistry at the University of North Carolina at Chapel Hill. He has authorized or participated in numerous patents, scientific publications and scientific and medical presentations. Dr. Johnson received his B.S. degree in chemistry from the University of California at Berkeley and a Ph.D. degree in organic chemistry from the University of California at Santa Barbara.

FRANCIS E. O'DONNELL, JR., M.D. has served as a director of Biokeys, Inc. (including its predecessor) since1996. He is founder and Managing Partner of Hopkins Capital Group, LLC, a biotech business development company. In his role as Managing Partner for the Hopkins Capital Group, he is actively involved in the management of the portfolio companies: APP Specialty Pharmacy, Photo Vision Pharmaceuticals, BioDelivery Sciences International, Inc., RetinaPharma, Inc., Pen2Net, Inc. and Sublase, Inc. Dr. O'Donnell is the Founder and Managing Partner of Hopkins Biotech Development Corporate (HBDC) which provides biotech company advertising. Dr. O'Donnell has published over 30 peer-reviewed scientific articles and he has been awarded 22 US patents. He is a 1975 graduate of the Johns Hopkins School of Medicine and former a Professor and Chairman, Department of Opthamology at the St. Louis University School of Medicine in St. Louis, Missouri.

ROBERT D. WHITWORTH has served as a director of Biokeys Pharmaceuticals, Inc. since August, 1998. Mr. Whitworth began his business career in 1976 with Charles Martin, Inc., a petroleum inspection company, and ultimately served as Chief Chemist for Europe, Africa, and the Middle East. In 1979, Mr. Whitworth became Vice President, Logistics and Quality Control, at Hydrocarbon Trading and Transport, Inc., a Houston, Texas, company, which at the time was the largest private supplier of jet fuel in the U.S. From 1989 to 1994, Mr. Whitworth was a Vice President of Croydon Resources, Inc., a provider of crude oil and refined petroleum products for refinery processing. From 1994 to the present, Mr. Whitworth has served as Manager of International Fuel Sales and Operations for Mecury Group, Inc., a jet fuel supplier for the airline industry. Mr. Whitworth is the holder of 22 U.S. and international patents in chemical and petroleum engineering, and is a member of the American Chemical Society, the American Society for Testing and Materials and the International Standards Association. Mr. Whitworth holds a B.S. degree in Chemistry from Southern Methodist University.

ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid to each executive officer of Biokeys Pharmaceuticals, Inc. and Biokeys, Inc., for each of the three fiscal years ended December 31, 2000:

------------------------------------------------------------------------------------------------------------------------------
                         Annual Compensation                                      Awards                Payouts
                                                                                                                      (i)
------------------------------------------------------------------------------------------------------------------
(a)                        (b)        (c)          (d)         (e)          (f)            (g)            (h)
------------------------------------------------------------------------------------------------------------------------------
Name                      Year       Salary       Bonus       Other      Restricted     Securities       LTIP         All
and                                   ($)          ($)       Annual        Stock        Underlying      Payouts      Other
Principal                                                     Compe       Award(s)       Options/         ($)       Compen-
Position                                                     nsation        ($)          SARs (#)                    sation
                                                               ($)                                                    ($)
------------------------------------------------------------------------------------------------------------------------------
Nicholas Jon Virca      2000      30,000(1)
President & CEO         1999
Biokeys, Inc.           1998
------------------------------------------------------------------------------------------------------------------------------
Warren C. Lau           2000     114,000
President               1999     114,000        5,000
Biokeys                 1998      94,000        5,000
Pharmaceuticals,
Inc.
------------------------------------------------------------------------------------------------------------------------------
Louis R. Reif (2)

------------------------------------------------------------------------------------------------------------------------------
Notes:     (1) Includes salary only for the last quarter of 2000, during which Biokeys, Inc. was a subsidiary.

           (2) Mr. Reif has not been paid compensation, but is reimbursed for actual expenses.
------------------------------------------------------------------------------------------------------------------------------

                         EXECUTIVE EMPLOYMENT AGREEMENTS

         The Company has an employment agreement with Warren C. Lau, President of Biokeys Pharmaceuticals, Inc., expiring November 30, 2002. The agreement provides for an annual salary of $114,000, plus cost-of-living increases based on percentage changes in the Consumer Price Index. In the event of a change of control of the Company and a related termination of the employment agreement, Mr. Lau will be entitled to a severance payment equal to one year's salary.

         Nicholas Jon Virca, the President and Chief Executive Officer of Biokeys, Inc., does not presently have an employment agreement. He receives a salary of $120,000 per year.

         The Company provides health and life insurance coverage for Messrs. Virca and Lau.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Warren C. Lau, a founder, stockholder, officer and director of Biokeys Pharmaceuticals Inc., is party to an executive employment agreement providing for a salary of $114,000 per year. Nicholas Jon Virca, an officer and director of Biokeys, Inc. and a stockholder of the Company, is paid a salary of $120,000. (See Item 6 above).

         Louis R. Reif, a founder, stockholder, officer and director of Biokeys Pharmaceuticals, Inc., is not compensated for his service for the Company, but receives reimbursement of actual expenses incurred in performing services for the Company, including attending meetings and undertaking business trips for the Company. Directors who are not executive officers of the Company are similarly reimbursed, but are not paid a salary.

         M. Ross Johnson, a Director and Chairman of Biokeys, Inc., has provided consulting services to the Company from time to time. In consideration of such services, the Company issued warrants to Dr. Johnson in 1999 for the purchase of up to 502,528 shares of Common Stock. From time to time, the Company has also paid Dr. Johnson cash consulting fees which amounted to $15,000 in the aggregate as of December 31, 2000.

         Matthew Balk, a principal stockholder of the Company, is affiliated with H.C. Wainwright & Co., Inc., a brokerage and investment banking firm. H.C. Wainwright & Co., Inc. represented the Company in its merger arrangements with Biokeys, Inc., for which the Company agreed to issue 150,000 shares of Common Stock in payment of such services.

ITEM 8. DESCRIPTION OF SECURITIES

         The authorized capital stock of Biokeys Pharmaceuticals, Inc. consists of 1,000,000 shares of Preferred Stock, $0.01 par value, and 50,000,000 shares of Common Stock, $0.001 par value.

                                 PREFERRED STOCK

         Our Board of Directors is authorized, without action by the stockholders, to issue preferred stock in one or more series. In the year 2000, we issued 3,200 shares of Series A 8% Convertible Preferred Stock, which are currently outstanding, to investors in an overseas private placement offering.

SERIES A 8% CONVERTIBLE PREFERRED STOCK (referred to as the "Preferred Stock")

                  DIVIDEND RIGHTS. Holders of shares of Preferred Stock are entitled to receive, when, as and if declared by the Company's Board of Directors out of earnings at the time legally available therefor, dividends at the annual rate of 8% per share, payable semi- annually on June 30 and December 31, pro-rated to the date of original issuance of the shares. Dividends are cumulative and will be payable to holders of record as they appear on our stock books on such record dates as are fixed by the Board of Directors. At the election of the holder, such dividends will be payable in shares and fractional shares of

         Preferred Stock, valued for this purpose at the rate of $1,000 per share.

                  LIQUIDATION PREFERENCE. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Stock will have preference and priority over the Common Stock of the Company for payment, out of the assets of the Company or proceeds thereof available for distribution to shareholders, of the sum of $1,000 per share plus all cumulative dividends payable and unpaid thereon to the date of such distribution.

                  CONVERSION: The shares of Preferred Stock have the following conversion rights:

                  (i) The Preferred Stock is convertible into Common Stock at the election of the holder. Each share of Preferred Stock is convertible into 250 shares of the Company's Common Stock, which is equal to a conversion price of $4.00 per share.

                  (ii) The conversion price and ratio will be subject to adjustment for subsequent events such as stock splits, recapitalization, and certain financing. In addition, if within two years after issuance the Company sells Common Stock in a private placement or in a underwritten public offering at a price per share which is less than the conversion price, the Company will issue a sufficient number of additional shares of Common Stock to each holder of Preferred Stock so as to reduce the effective conversion price to the level established in such private placement or public offering; PROVIDED, HOWEVER, that (i) such provisions shall not apply to a specified transaction previously pending between the Company and an institutional investor, (ii) such reduced conversion price shall not be less than $2.50 per share, and (iii) such price adjustment provisions shall not apply to an interim financing of $1,000,000 or less.

                  REDEMPTION: The Company may call the Preferred Stock for redemption at any time the closing price of Common Stock remains at a level of at least $8.00 per share for a period of at least 20 consecutive trading days. The redemption price will be equal to the liquidation preference plus accrued and unpaid dividends. Also, at any time beginning after July 1, 2003, the Company may call all or any portion of the outstanding Preferred Stock for redemption on at least 30 days notice, at a redemption price equal to 105% of the liquidation preference of such shares, plus all accrued and unpaid dividends. On the effective date fixed for redemption in the redemption notice, the Preferred Stock will cease to be outstanding but conversion rights will be exercisable up until the effective redemption date.

                  VOTING RIGHTS. The Preferred Stock will have no voting rights, except that the written consent or affirmative vote of the holders of a majority of the outstanding Preferred Stock is required to approve (i) any proposed amendment to the Company's Certificate of Incorporation that would materially alter or change the powers, preferences, or special rights of the Preferred Stock so as to affect the holders adversely, and (ii) any plan of merger or consolidation that contains provisions which, if contained in a proposed amendment to the Company's Certificate of Incorporation, would have entitled the holders of the Preferred Stock to vote, as a class, on the issue.

OTHER SERIES OF PREFERRED SHARES

         Of the remaining authorized but unissued shares of preferred stock, our Board of Directors is authorized, without action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the Common Stock. We have no present plans to issue any new shares of preferred stock.

                                  COMMON STOCK

         As of August 27, 2001, there were 14,652,429 shares of Common Stock issued or issuable which were held of record by approximately 600 stockholders.

         The holders of our Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our Common Stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

                               MARKET INFORMATION

         Until December 7, 1999, the Common Stock of Biokeys Pharmaceuticals, Inc. (then known as BioQuest, Inc.) was quoted on the National Association of Securities Dealers (NASD) OTC Bulletin Board under the symbol "HIVX". Since that time, our Common Stock has been quoted in the "Pink Sheets". Trading in the "Pink Sheets" takes place on an irregular basis, and liquidity in this trading market may be variable or non-existent. All prices shown have been adjusted to reflect 1 for 1.989949857 reverse stock split in July 2000. When this registration statement becomes effective, the Company intends to reapply for quotation privileges on the OTC Bulletin Board.

         The following represents high and low prices on the OTC Bulletin Board (until December 7, 1999) and thereafter in the Pink Sheets, during the last two years:

  QUARTER ENDING                HIGH SALES PRICE         LOW SALES PRICE
  --------------                ----------------         ---------------
December 31, 1998                    $0.557                   $0.259
March 31, 1999                       $0.776                   $0.259
June 30, 1999                        $0.684                   $0.418
September 30, 1999                   $0.995                   $0.398
December 31, 1999                    $0.736                   $0.239
March 31, 2000                       $3.48                    $0.299
June 30, 2000                        $3.18                    $0.995
September 30, 2000                   $3.90                    $2.25
December 31, 2000                    $3.85                    $2.80
March 31, 2001                       $5.25                    $2.75
June 30, 2001                        $2.90                    $2.10

         HOLDERS

         The number of record and beneficial holders of our Common Stock as of August 27, 2001 is approximately 600.

TRANSFER AGENT

         Biokeys Pharmaceutical's transfer agent is Interwest Transfer Co., Inc., 1981 E. Holladay Road, Suite 100, Salt Lake City, UT 84117.

ITEM 2. LEGAL PROCEEDINGS

         The Company is a defendant in an action entitled Karo Bio USA, Inc. vs. Biokeys Pharmaceuticals, Inc., recently commenced in the United States District Court for the District of Delaware. The action alleges infringement of Karo Bio's federal trademark registration for the name "Biokey," based upon their claimed prior use in connection with a particular Karo Bio product, and the use of "Biokeys" in our Company's name. The plaintiff seeks to prevent us from continuing to use "Biokeys" as part of our name, as well as an unspecified amount of damages.

         The case is at an early stage and no discovery proceedings have yet taken place. The Company intends to defend the action vigorously.

         We do not use the name "Biokeys" to identify any of our drug candidate products and have not marketed, and would not market such products using such identification. Even if the Company were required to cease using the name "Biokeys", which we do not anticipate, we believe that the lawsuit by Karo Bio will not have a material adverse effect on the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         From January 1999 to the present, the Company issued and sold the following securities which were not registered under the Securities Act of 1933, as amended. All issuances were undertaken pursuant to exemptions from registration contained in Section 4(2) of the Securities Act of 1933, as amended, or Regulation D promulgated by the Securities and Exchange Commission. Certificates for all securities were appropriately legended with restrictions on sale and transfer of such securities.

         In November and December 1999, the Company agreed to sell to four investors a total of 678,412 shares of Common Stock at a price of approximately $0.20 per share for a total of $135,000. Each share was accompanied by a warrant to purchase additional shares of Common Stock at an exercise price of $0.40 per share. In March 2000, these warrants were exercised under a cashless exercise provision, resulting in the issuance of 599,066 shares of Common Stock to the warrant holders.

         From April to June 2000, the Company issued an aggregate of $472,000 principal amount of 8.5% subordinated convertible promissory notes in a private placement offering to accredited investors under Regulation D, made through Company officers and without the assistance of any placement agent. In accordance with the terms of the notes, the principal amounts of the notes and all accrued interest were converted into shares of Common Stock at a conversion price of $1.19 per share, effective as of the consummation of the Company's merger with Biokeys, Inc. which resulted in the issuance of 412,487 restricted shares to the note holders.

         As of October 2000, the Company issued a total of approximately 6,999,990 shares of its Common Stock to the former stockholders of Biokeys, Inc., in accordance with the terms of the Plan and Agreement of Merger between Bioquest, Inc. and Biokeys, Inc.

         In October and November, 2000, the Company issued a total of 8,727 shares of Common Stock to a creditor in settlement of various outstanding obligations of Biokeys, Inc., and BioQuest, Inc., which preceded the date of consummation of the merger.

         In August and September 2000, the Company sold a total of 3,200 shares of Series A 8% Convertible Preferred Stock to three overseas investors for a total of $3,200,000, and issued to such investors warrants to purchase 400,000 shares of Common Stock at $5.00 per share. Such sale and issuance were conducted in accordance with Regulation S of the Securities and Exchange Commission.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Section 102(b) (7) of the Delaware General Corporation Law (the "DGCL"), Biokeys Pharmaceutical's Certificate of Incorporation and By Laws eliminate in certain circumstances the liability of directors of Biokeys Pharmaceuticals for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director: (i) for breach of the director's duty of loyalty to Biokeys Pharmaceuticals or its stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section174 of the DGCL; or (iv) for transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

         Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such a person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         Section 145 of the DGCL further provides that to the extent a director, officer, employee, or agent of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person acting in any of the capacities set forth in the second preceding paragraph against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

         The Company's Bylaws require it, under certain circumstances, to indemnify any person who is or was a director or officer against expense (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Biokeys Pharmaceuticals and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Bylaws of the Company also provide that expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitle to be indemnified by Biokeys Pharmaceuticals as authorized in the Bylaws.

         In addition, the Company has applied for directors' and officers' liability insurance which, if issued, insures against liabilities that directors and officers of Biokeys Pharmaceuticals may incur in such capacities. The risks covered by such policies do not exclude liabilities under the Securities Act.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the day of September, 2001.

                            BIOKEYS PHARMACEUTICALS, INC.


                            By
                              -----------------------------
                            Louis R. Reif, Chairman and Chief Executive Officer


                            By
                              -----------------------------
                            Warren C. Lau, President and Chief Financial Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints LOUIS R. REIF and WARREN C. LAU, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign the Registration Statement of Biokeys Pharmaceuticals, Inc. on Form 10SB, and any and all amendments (including post-effective amendments) to such Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agents or any of them or their or his substitute or substitutes, may unlawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities and Exchange Act of 1934, this Registration Statement or thereto has been signed below by the following persons in the capacities and on the date indicated.

Signature                               Title            Date


/s/ LOUIS REIF                          Director         September 26, 2001
------------------------------
Louis R.  Reif


/s/ ROBERT D. WHITWORTH                 Director         September 26, 2001
------------------------------
Robert D.  Whitworth


/s/ WARREN C. LAU                       Director         September 26, 2001
------------------------------
Warren C. Lau

                                    PART F/S

         The following financial statements are included herein:

PAGE NO.          TITLE OF DOCUMENTS

A.       FINANCIAL STATEMENTS OF BIOKEYS PHARMACEUTICALS, INC.


--------------------------------------------------------------------------------
       1         Independent Auditors' Report
--------------------------------------------------------------------------------
       2         Consolidated Balance Sheets
--------------------------------------------------------------------------------
       3         Consolidated Statements of Operations
--------------------------------------------------------------------------------
       4         Consolidated Statements of Shareholders' Equity (Deficit)
--------------------------------------------------------------------------------
       5         Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
       6         Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

B.       FINANCIAL STATEMENTS OF BIOKEYS, INC.


--------------------------------------------------------------------------------
       1         Independent Auditors' Report
--------------------------------------------------------------------------------
       2         Balance Sheets
--------------------------------------------------------------------------------
       3         Statements of Operations
--------------------------------------------------------------------------------
       4         Statements of Shareholders' Equity (Deficit)
--------------------------------------------------------------------------------
       5         Statements of Cash Flows
--------------------------------------------------------------------------------
       6         Notes to Financial Statements
--------------------------------------------------------------------------------

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                        Consolidated Financial Statements

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Biokeys Pharmaceuticals, Inc.:


We have audited the accompanying consolidated balance sheets of Biokeys Pharmaceuticals, Inc. and subsidiary (formerly BioQuest, Inc.) (a development stage enterprise) (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended, and for the period from inception (June 12, 1996) through December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biokeys Pharmaceuticals, Inc. and subsidiary (formerly BioQuest, Inc.) (a development stage enterprise) as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, and for the period from inception (June 12, 1996) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 11 to the consolidated financial statements, the Company has suffered recurring losses from operations; this fact raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ KPMG LLP

Houston, Texas
June 22, 2001

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                           Consolidated Balance Sheets


                                                                                DECEMBER 31,
                                                                       ------------------------------
                                     Assets                               2000               1999
                                                                       ------------      ------------
Current assets:
    Cash and cash equivalents                                          $    467,878            58,463
    Certificate of deposit                                                1,016,330                --
    Advances to employees                                                    10,500             6,554
    Prepaid expenses                                                         71,624                --
                                                                       ------------      ------------

              Total current assets                                        1,566,332            65,017

Property and equipment, net (note 4)                                          6,356             9,243
Goodwill, net of accumulated amortization of $1,900,709 in 2000          13,304,966                --
Other assets                                                                  1,180             1,180
                                                                       ------------      ------------

              Total assets                                             $ 14,878,834            75,440
                                                                       ============      ============

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable and accrued liabilities                           $     67,537           165,082
    Accrued salary and related taxes                                        116,034            60,605
    Accrued dividends payable                                                85,000                --
    Notes payable (note 5)                                                       --            97,718
    Sponsored research payable (note 7)                                          --           845,944
    Obligation under license agreement (note 6)                                  --           139,834
                                                                       ------------      ------------

              Total current liabilities                                     268,571         1,309,183
                                                                       ------------      ------------

Shareholders' equity (deficit) (notes 1, 6 and 8):
    Cumulative convertible preferred stock, $.01 par value,
       (aggregate involuntary liquidation preference $3,285,000),
       1,000,000 shares authorized; issued and outstanding, 3,200
       shares in 2000                                                            32                --
    Common stock, $.001 par value, 50,000,000 shares authorized;
       issued and outstanding, 14,586,984 shares in 2000 and
       5,859,976 shares in 1999                                              14,587             5,860
    Additional paid-in capital                                           22,299,866         2,763,535
    Deficit accumulated during the development stage                     (7,704,222)       (4,003,138)
                                                                       ------------      ------------

              Total shareholders' equity (deficit)                       14,610,263        (1,233,743)

Commitments and contingencies (notes 6, 7, 11, 12 and 13)
                                                                       ------------      ------------

              Total liabilities and shareholders' equity (deficit)     $ 14,878,834            75,440
                                                                       ============      ============

See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                      Consolidated Statements of Operations


                                                                                     INCEPTION
                                                                                   (JUNE 12, 1996)
                                                     YEAR ENDED DECEMBER 31,          THROUGH
                                                  ----------------------------      DECEMBER 31,
                                                     2000             1999             2000
                                                  -----------      -----------      -----------
Net sales                                         $        --               --          174,830
Cost of goods sold                                         --               --           51,094
                                                  -----------      -----------      -----------

             Gross margin                                  --               --          123,736

Grant revenue                                              --               --           80,338
Interest income                                        40,922           14,234           57,005
                                                  -----------      -----------      -----------
                                                       40,922           14,234          261,079
                                                  -----------      -----------      -----------

Operating expenses:
    Research and development                          983,198          351,446        2,717,544
    General and administrative                        827,970          708,562        3,437,098
    Depreciation and amortization                   1,907,341            5,385        1,989,516
    Interest expense                                   23,497            4,326          111,989
    Equity in loss of subsidiary                           --               --          178,936
                                                  -----------      -----------      -----------
             Total operating expenses               3,742,006        1,069,719        8,435,083
                                                  -----------      -----------      -----------

             Loss before cumulative effect of
               change in accounting principle      (3,701,084)      (1,055,485)      (8,174,004)

Cumulative effect of change in accounting
    principle                                              --               --          (25,821)
                                                  -----------      -----------      -----------
             Net loss                             $(3,701,084)      (1,055,485)      (8,199,825)
                                                  ===========      ===========      ===========

             Loss per common share -
               basic and diluted (note 10)        $     (0.44)           (0.20)
                                                  ===========      ===========


See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

            Consolidated Statements of Shareholders' Equity (Deficit)

               Inception (June 12, 1996) through December 31, 2000


                                                                                                         DEFICIT
                                          CUMULATIVE CONVERTIBLE                                        ACCUMULATED     TOTAL
                                             PREFERRED STOCK           COMMON STOCK        ADDITIONAL   DURING THE   SHAREHOLDERS'
                                         ----------------------- ------------------------   PAID-IN     DEVELOPMENT    EQUITY
                                            SHARES     AMOUNT       SHARES      AMOUNT       CAPITAL      STAGE       (DEFICIT)
                                         ----------- ----------- -----------  -----------  -----------  -----------  -----------
Balances at June 12, 1996 (date of
     incorporation)                               -- $        --          --  $        --           --           --           --

Sale of common stock without par value            --          --         503            5            5           --           10

Change in par value of common stock               --          --          --           (4)           4           --           --

Issuance of common stock and net
    liabilities assumed in acquisition            --          --   1,716,132        1,716        3,224      (18,094)     (13,154)

Issuance of common stock                          --          --   2,010,111        2,010          456       (2,466)          --

Net loss                                          --          --          --           --           --     (259,476)    (259,476)
                                         ----------- ----------- -----------  -----------  -----------  -----------  -----------

Balances at December 31, 1996                     --          --   3,726,746        3,727        3,689     (280,036)    (272,620)

Sale of common stock, net
    of offering costs of $9,976                   --          --   1,004,554        1,004    1,789,975           --    1,790,979

Issuance of common stock in acquisition           --          --     375,891          376      887,874           --      888,250

Minority interest deficiency at
    acquisition charged to the Company            --          --          --           --           --      (45,003)     (45,003)

Net loss                                          --          --          --           --           --   (1,979,400)  (1,979,400)
                                         ----------- ----------- -----------  -----------  -----------  -----------  -----------

Balances at December 31, 1997                     --          --   5,107,190        5,107    2,681,538   (2,304,439)     382,206

Rescission of acquisition                         --          --    (375,891)        (376)    (887,874)     561,166     (327,084)

Issuance of common stock at
    conversion of notes payable                   --          --     450,264          451      363,549           --      364,000

Expense related to stock warrants
    issued                                        --          --          --           --      260,000           --      260,000

Net loss                                          --          --          --           --           --   (1,204,380)  (1,204,380)
                                         ----------- ----------- -----------  -----------  -----------  -----------  -----------

Balances at December 31, 1998                     --          --   5,181,564        5,182    2,417,213   (2,947,653)    (525,258)

Sale of common stock (note 8)                     --          --     678,412          678      134,322           --      135,000

Expense related to stock warrants
    issued (note 8)                               --          --          --           --      212,000           --      212,000

Net loss                                          --          --          --           --           --   (1,055,485)  (1,055,485)
                                         ----------- ----------- -----------  -----------  -----------  -----------  -----------

Balances at December 31, 1999                     --          --   5,859,976        5,860    2,763,535   (4,003,138)  (1,233,743)

Sale of preferred stock, net of
    offering costs of $76,500
    (note 8)                                   3,200          32          --           --    3,123,468           --    3,123,500

Issuance of common stock at conversion
    of notes and interest payable
    (note 8)                                      --          --     412,487          412      492,085           --      492,497

Issuance of common stock at
    conversion of notes payable
    (note 8)                                      --          --      70,354           70       83,930           --       84,000

Issuance of common stock to settle
    obligations (notes 1 and 6)                   --          --     495,111          496    1,201,664           --    1,202,160

Issuance of common stock for
    acquisition (note 1)                          --          --   6,999,990        7,000    9,325,769           --    9,332,769

Issuance of warrants for acquisition
    (note 1)                                      --          --          --           --    4,767,664           --    4,767,664

Stock issued for acquisition costs
    (note 1)                                      --          --     150,000          150      487,350           --      487,500

Expense related to stock warrants issued
    (note 8)                                      --          --          --           --      140,000           --      140,000

Dividends payable (note 8)                        --          --          --           --      (85,000)          --      (85,000)

Cashless exercise of warrants
    (note 8)                                      --          --     599,066          599         (599)          --           --

Net loss                                          --          --          --           --           --   (3,701,084)  (3,701,084)
                                         ----------- ----------- -----------  -----------  -----------  -----------  -----------

Balances at December 31, 2000                  3,200 $        32  14,586,984  $    14,587   22,299,866   (7,704,222)  14,610,263
                                         =========== =========== ===========  ===========  ===========  ===========  ===========

See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                      Consolidated Statements of Cash Flows


                                                                                                          INCEPTION
                                                                                                        (JUNE 12, 1996)
                                                                          YEAR ENDED DECEMBER 31,          THROUGH
                                                                       ----------------------------      DECEMBER 31,
                                                                          2000             1999             2000
                                                                       -----------      -----------      -----------
Cash flows from operating activities:
    Net loss                                                           $(3,701,084)      (1,055,485)      (8,199,825)
    Adjustments to reconcile net loss to
      net cash used in operating activities:
        Depreciation and amortization                                    1,907,341            5,385        1,989,516
        Expense related to stock warrants issued                           140,000          212,000          612,000
        Expenses paid by issuance of common stock                          211,209               --          211,209
        Equity in loss of subsidiary                                            --               --          178,936
        Write-off of license agreement                                          --               --          152,866
        Cumulative effect of change in accounting principle                     --               --           25,821
        Changes in assets and liabilities, net of effect of
           acquisitions:
             (Increase) decrease in other assets                           (81,382)          11,518         (142,153)
             Increase in inventory                                              --               --          (13,490)
             Increase (decrease) in accounts payable
               and accrued liabilities                                    (624,376)          67,430         (475,139)
             Increase in sponsored research
               payable and license obligation                                   --          360,419          924,318
                                                                       -----------      -----------      -----------
               Net cash used in operating activities                    (2,148,292)        (398,733)      (4,735,941)
                                                                       -----------      -----------      -----------

Cash flows from investing activities:
    Purchase of certificate of deposit                                  (1,016,330)              --       (1,016,330)
    Purchases of property and equipment                                     (3,745)              --          (87,630)
    Payment on obligation under license agreement                               --               --         (106,250)
    Cash acquired in acquisition of subsidiary                                  --               --           64,233
    Payments on note receivable                                                 --          170,000          370,000
    Advance to subsidiary                                                       --               --          (90,475)
    Cash transferred in rescission of acquisition                               --               --          (19,475)
    Cash received in rescission of acquisition                                  --               --          230,000
                                                                       -----------      -----------      -----------
               Net cash provided by (used in) investing activities      (1,020,075)         170,000         (655,927)
                                                                       -----------      -----------      -----------

Cash flows from financing activities:
    Proceeds from sale of preferred stock                                3,200,000               --        3,200,000
    Proceeds from sale of common stock                                          --          135,000        1,935,965
    Payment of financing and offering costs                                (76,500)              --          (98,976)
    Payment of notes payable and long-term debt                            (17,718)              --          (67,718)
    Proceeds from issuance of notes payable                                472,000           80,000          894,718
    Principal payments on capital lease obligations                             --               --           (4,243)
                                                                       -----------      -----------      -----------
               Net cash provided by financing activities                 3,577,782          215,000        5,859,746
                                                                       -----------      -----------      -----------

Net increase in cash and cash equivalents                                  409,415          (13,733)         467,878

Cash and cash equivalents at beginning of period                            58,463           72,196               --
                                                                       -----------      -----------      -----------
Cash and cash equivalents at end of period                             $   467,878           58,463          467,878
                                                                       ===========      ===========      ===========

See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


(1)  DESCRIPTION OF THE COMPANY

     Biokeys Pharmaceuticals, Inc., a Delaware corporation, formerly known as BioQuest, Inc. (the Company), is a development stage enterprise which conducts biomedical research and development focused on treatments for cancer and certain viral infections, including HIV. The Company currently does not market any product. Through its license agreements with University of Texas M.D. Anderson Cancer Center (M.D. Anderson) and University of Southern California (USC), the Company has rights to drug candidates in varying early stages of development.

     On October 10, 2000, a wholly-owned subsidiary of BioQuest, Inc. merged with Biokeys, Inc. (Biokeys) of San Diego, California (see note 3). BioQuest, Inc. (BioQuest) changed its name to Biokeys Pharmaceuticals Inc. Pursuant to the merger, Biokeys shareholders received 6,999,990 shares of BioQuest common stock, representing 50% of the total common stock of BioQuest outstanding upon consummation of the merger. All previously outstanding Biokeys shares were canceled, and all outstanding Biokeys warrants were replaced with warrants to purchase a total of 1,468,018 shares of Company common stock at $0.49 per share expiring December 15, 2003. A Biokeys liability was settled through the issuance of 8,727 shares of Company common stock. The Company issued 150,000 shares of common stock in payment of certain direct acquisition costs. For financial reporting purposes, the merger was accounted for as a purchase. Biokeys operating activity is included in the Company's consolidated financial statements from the date of the merger.

     The Company's shares trade in the over-the-counter market and are quoted in the so-called "pink sheets" under the symbol BKYS.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of the Company include the accounts of Biokeys Pharmaceuticals, Inc. and its wholly-owned subsidiary, Biokeys. All intercompany balances and transactions have been eliminated in consolidation.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

     COMMON STOCK

     On June 20, 2000, the Company effected a reverse stock split of its common stock of approximately 1.9899 to 1. All share and per-share information included in the accompanying consolidated financial statements and related notes has been adjusted to reflect the stock split.


                                       6                            (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


     CASH EQUIVALENTS

     Highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

     FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, certificate of deposit, advances to employees, and accounts payable are a reasonable estimate of their fair values at the balance sheet dates due to the short-term nature of these instruments.

     The Company maintains cash, cash equivalents, and certificates of deposit with banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

     GOODWILL

     Goodwill (excess of purchase price over fair value of net assets acquired) is being amortized using the straight-line method over two years.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The costs of improvements that extend the lives of the assets are capitalized. Repairs and maintenance are expensed as incurred.

     DEFERRED FINANCING COSTS

     Costs associated with arranging debt financing are deferred and amortized using the straight-line method over the term of the notes payable.

     RESEARCH AND DEVELOPMENT COSTS

     All research and development costs are expensed as incurred and include Company-sponsored research and development.

     LICENSE AGREEMENTS

     Costs of license agreements for patent rights and technology rights that currently have no alternative future uses are expensed as research and development costs.

     IMPAIRMENT OF LONG-LIVED ASSETS

     In the event that facts and circumstances indicate that property and equipment and intangible or other noncurrent assets may be impaired, an evaluation of the recoverability of currently recorded costs will be made. If an evaluation is required, the estimated value of undiscounted future net cash flows associated with the asset is compared to the asset's carrying value to determine if impairment exists. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

                                       7                            (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


     INCOME TAXES

     Income taxes are accounted for using the asset and liability method under which deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense or benefit is recognized as a result of the change in the asset or liability during the period.

     SUPPLEMENTARY CASH FLOW INFORMATION

     Interest of $3,000 and $4,300 was paid during 2000 and 1999, respectively. No income taxes were paid during 2000 and 1999.

     Noncash investing and financing transactions excluded from the statements of cash flows for the years ended December 31, 2000 and 1999 are as follows:


                                                           2000               1999
                                                     ------------------ -----------------
Conversion of notes payable and accrued
    interest into common stock (note 8)                 $    84,000                   -
Issuance of common stock to settle
    obligations (note 6)                                  1,172,490                   -
Issuance of common stock for acquisition
    (note 1)                                              9,332,769                   -
Issuance of warrants for acquisition (note 1)             4,767,664                   -
Acquisition liability settled with stock
    (note 1)                                                 29,670                   -
Issuance of common stock for direct costs
    of acquisition (note 1)                                 487,500                   -
Warrants issued for consulting services
    (note 8)                                                140,000             212,000
Cashless exercise of warrants (note 8)                          599                   -
Dividends payable (note 8)                                   85,000                   -
Issuance of common stock at conversion
    of notes and interest payable (note 8)                  492,497                   -

Acquisition of Biokeys, Inc.:
    Other assets                                              5,812                   -
    Current liabilities                                     582,260                   -


                                       8                            (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


     NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS (SFAS 141). SFAS 141 eliminates the pooling of interests method of accounting and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The Company does not expect the adoption of SFAS 141 to have a material impact on its business because it currently has no planned or pending acquisitions.

     The FASB has also issued Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142), which will be effective for the Company as of January 1, 2002. SFAS 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized. SFAS 142 further requires that the fair value of goodwill and other intangible assets with indefinite lives be tested for impairment upon adoption of this statement, annually and upon the occurrence of certain events and be written down to fair value if considered impaired. Adoption of SFAS 142 will result in the elimination of annual amortization expense related to goodwill; however, because of the extensive effort needed to comply with this statement, the impact of related impairment, if any, on our financial position or results of operations has not been determined.

(3)  ACQUISITION OF BIOKEYS, INC.

     On October 10, 2000, the Company merged with Biokeys, Inc. (see note 1). The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. This allocation resulted in goodwill of $15,205,675 which is being amortized using the straight-line method over two years. In connection with the acquisition, net liabilities were assumed by the Company as follows:

            Other assets                                 $     5,812
            Current liabilities                             (582,260)
                                                         -----------
                                                         $  (576,448)
                                                         ===========

     In addition, the Company issued warrants to purchase 103,904 shares of Company common stock to settle Biokeys, Inc. obligations valued at $113,406. The fair value of these warrants was included in the purchase price.

                                       9                            (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


     The following unaudited pro forma results of operations for the years ended December 31, 2000 and 1999 have been prepared as though the merger occurred January 1, 1999. This pro forma information is not necessarily indicative of any future results of the Company.


                                        2000        1999
                                     ----------   --------------
Interest income                    $     40,922      14,234

Operating expenses                   (5,945,469) (1,546,460)
                                     ----------  -------------

      Net loss                     $ (5,904,547) (1,532,226)
                                     ----------  -------------

      Loss per common share        $    (0.42)      (0.13)
                                     ===========   =============

Weighted average number of common
   shares outstanding                14,027,144     12,183,437
                                     ============  ============

(4)  PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 2000 and 1999 were as follows:


                                              USEFUL
                                               LIVES                 2000             1999
                                          -----------------    ---------------   --------------

       Office furniture and equipment         5 years              $ 13,420           13,420
       Computer software and equipment        3 years                11,845            8,100
                                                                   --------         --------
                                                                     25,265           21,520
       Less accumulated depreciation
          and amortization                                          (18,909)         (12,277)
                                                                   --------         --------
                                                                   $  6,356            9,243
                                                                   ========         ========


(5)  NOTES PAYABLE

     At December 31, 1999, the Company had overdue unsecured promissory notes payable to investors in the principal amounts of $80,000 and $17,718, bearing interest at 8% and 12% per annum, respectively. The notes had original maturity dates of November 30, 1999 and July 31, 1999, respectively, but the investors agreed to forbear any action to collect the notes in 1999. The two notes were paid in full, including accrued interest, during 2000. The $80,000 note and accrued interest were converted to common stock (see note 8). The $17,718 note and accrued interest were repaid with cash.

                                       10                           (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


(6)  LICENSE AGREEMENTS

     M.D. ANDERSON

     Pursuant to a patent and technology license agreement dated June 14, 1996 between M.D. Anderson and the Company (the M.D. Anderson License Agreement), the Company acquired a license to seven patents and patent applications related to technology for HIV/AIDS therapy and prevention. Under the M.D. Anderson License Agreement, the Company is obligated to pay M.D. Anderson for all out-of-pocket expenses incurred in filing, prosecuting, enforcing and maintaining the licensed patent rights and all future patent-related expenses paid by M.D. Anderson as long as the M.D. Anderson License Agreement remains in effect.

     The M.D. Anderson License Agreement was amended effective June 15, 2000 (the Amendment). The Amendment incorporated additional licensed subject matter, revised certain royalty rates due to M.D. Anderson upon commercialization, and settled past due patent and research and development amounts from the Company to M.D. Anderson. The Company gave consideration valued at approximately $172,000 through the issuance of 71,555 shares of common stock to reimburse M.D. Anderson for patent costs incurred through June 15, 2000. The Company also issued 414,829 shares of common stock to M.D. Anderson valued at $1,000,000, based on the market value of the Company's stock at the date of the settlement agreement, to settle past due research and development obligations. In addition, the Company committed to funding at least $1,000,000 of research and development activity through December 31, 2001, including the amounts referred to in note 7. Finally, the Amendment defined a milestone payment due to M.D. Anderson upon the enrollment of the first patient in the first Phase I trial of any product that utilizes licensed subject matter.

     Under the amended M.D. Anderson License Agreement, the Company has the right to a royalty-bearing, exclusive license to manufacture, have manufactured, and use and/or sell licensed products. M.D. Anderson's retained interest consists of royalties on net sales of licensed products and a share of consideration received by the Company from all sublicenses and assignments. No royalties were paid under this agreement during the years ended December 31, 2000 and 1999. The M.D. Anderson License Agreement continues in effect until all patent rights have expired.

     USC

     Under an Option and License Agreement with USC dated January 23, 1998, amended August 16, 2000, Biokeys acquired license rights to a total of three patents, two relating to Biokeys' CoFactor product and one relating to Selone, both of which are intended for use in connection with cancer chemotherapy. In addition, under a second Option and License Agreement dated August 17, 2000, Biokeys acquired rights under four patents related to its Thiovir anti-viral technologies. These agreements with USC (the USC License Agreements) grant Biokeys exclusive worldwide licenses to study, use, manufacture and market drug products covered by the subject patents. Under the USC


                                       11                           (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


     License Agreements, Biokeys is obligated to pay USC for out-of-pocket expenses incurred in filing, prosecuting, enforcing and maintaining the licensed patent rights and all future patent-related expenses paid by USC as long as the USC License Agreements remain in effect and until the patent rights have expired. USC's retained interest consists of royalties on net sales of licensed products and a share of consideration received by Biokeys from all sublicenses and assignments. No royalties have been paid under this agreement. The USC License Agreements continue in effect until all patent rights have expired.

(7)  SPONSORED RESEARCH

     Since September 1996, the Company has entered into a total of four Sponsored Research Agreements (SRAs) with M.D. Anderson. Under the SRAs, M.D. Anderson agreed to conduct specific research activities for the Company, at the expense of the Company, into various aspects of treating HIV infections using technologies made available under the M.D. Anderson License Agreement. All amounts due to M.D. Anderson under the first three SRAs were paid or settled as of December 31, 2000, and such SRAs have been terminated. The most recent SRA with M.D. Anderson, entered into September 7, 2000, provides for studies to test the ability of a mixture of synthetic HIV derived peptides to elicit an antibody-negative cell mediated immune response. The testing will seek to determine if this immune response can protect against new infection and if the preparation can be administered after HIV infection as a therapeutic. This SRA requires a total of $814,490 payable in two equal installments for research to be conducted through 2001 and into 2002. The first installment was paid by the Company in 2000 and the second in 2001.

     Biokeys has entered into an SRA with USC under which USC will continue studies in the therapeutic potential of Thiovir and its analogues as anti-viral agents. The Company has entered into a grant agreement with USC effective November 1, 2000, under which USC will perform research into Thiovir and its analogues as inhibitors for HPV and other pathogenic viruses. The budgeted research costs for this study are approximately $217,000, which sum has been paid and expensed by the Company in 2000.

(8)  EQUITY TRANSACTIONS

     In August 1999, the Company borrowed $80,000 from two investors who had previously purchased common stock. The notes issued to the investors were due in November 1999 and carried interest at an annual rate of 8%. The Company issued warrants to purchase 40,202 shares of common stock at $0.49 per share to the investors as part of the same transaction. The notes, which were due November 30, 1999, were repaid in March 2000 through the conversion of principal and interest into common stock at $1.19 per share and the issuance of additional warrants to purchase 40,202 shares of common stock at $0.49 per share.


                                       12                           (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


     In November and December 1999, the Company agreed to sell to four investors a total of 678,412 shares of its common stock at a price of approximately $0.20 per share for a total of $135,000. Each share was accompanied by a warrant to purchase shares of common stock at an exercise price of $0.40 cents per share. The warrants were exercised in March 2000 under a provision permitting cashless exercise, with 599,066 shares being issued to the holders as a result of such exercise.

     Beginning in April 2000, the Company sold an aggregate of $472,000 principal amount of 8.5% subordinated convertible promissory notes in a private placement offering to accredited investors. The principal amounts of the notes, together with accrued interest of $20,497, was converted into shares of common stock at a conversion price of $1.19 per share, effective as of the consummation of the merger between the Company and Biokeys.

     In a private placement offering to European investors pursuant to Regulation S of the Securities and Exchange Commission, the Company sold a total of 3,200 shares of its Series A 8% Convertible Preferred Stock for gross proceeds of $3,200,000 between August and September 2000. In addition to the shares of Series A Convertible Preferred Stock, which are convertible into common stock at $4.00 per share, the offering included warrants to purchase a total of 400,000 shares of common stock at $5.00 per share. The preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends, carries cumulative dividends at 8% per annum payable semi-annually, and provides for future adjustments in conversion price if specified dilutive events take place. At December 31, 2000, dividends payable totaled $85,000 or $27 per share. The preferred stock is redeemable at the option of the Company at any time the closing price of common stock remains at a level of at least $8 per share for 20 consecutive days if the Company is listed on the American Stock Exchange or NASDAQ at such time, with the redemption price being equal to the liquidation preference. In addition, at any time after July 1, 2003, the Company may call all of any portion of the outstanding preferred stock for redemption on at least 30 days notice, at a redemption price equal to 105% of the liquidation preference plus all accrued and unpaid dividends. The Company incurred consulting fees totaling $76,500, paid to a stockholder who acted as a finder and agent in this transaction.

     In May 2000, the Company issued warrants to two of its research scientists for the purchase of a total of 100,506 shares of common stock. The fair value of the warrants on the date of issue, $140,000, has been recorded as a noncash research and development expense. The warrants are exercisable at $0.49 per share and expire in May 2003. No such warrants have been exercised as of December 31, 2000.

     In June 1999, the Company issued warrants to a key consultant to purchase 502,528 shares of common stock. The fair value of these warrants on the date of issue, $212,000, has been recorded as a noncash general and administrative expense. The warrants are exercisable at $0.49 per share and expire in June 2006. No such warrants have been exercised as of December 31, 2000.

     In September 1998, the Company issued warrants to several consultants for the purchase of an aggregate of 670,875 shares of common stock. The warrants are exercisable at $0.49 per share and expire in September 2005. No such warrants have been exercised as of December 31, 2000.


                                       13                           (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


     In conjunction with the acquisition of Biokeys as discussed in note 1, all outstanding Biokeys warrants were replaced with warrants to purchase a total of 1,468,018 shares of the Company's common stock at $0.49 per share that expire December 15, 2003.

     At December 31, 2000, there were outstanding warrants to purchase a total of 3,222,331 shares of common stock as follows:


                               EXERCISE       EXPIRATION
                  WARRANTS      PRICE            DATE
               ------------- ------------ -------------------

                   80,404   $     0.49        August 2002
                  100,506         0.49        May 2003
                  400,000         4.00        August 2003
                1,468,018         0.49        December 2003
                  670,875         0.49        September 2005
                  502,528         0.49        June 2006

(9)  INCOME TAXES

     Significant components of income tax expense for the years ended December 31, 2000 and 1999 are as follows:

                                                 2000            1999
                                               ---------      ----------

       Deferred tax benefit                    $ 487,617        284,064
       Increase in valuation allowance for
           deferred tax assets                  (487,617)      (284,064)
                                               ---------      ---------

                     Income tax expense        $      --             --
                                               =========      =========

     The tax effects of temporary differences that give rise to deferred tax assets at December 31, 2000 and 1999 are as follows:

                                                    2000             1999
                                                -----------      -----------

  Net operating loss carryforward               $ 2,642,171          967,556
  Organization costs and license agreement,
      due to differences in amortization             39,055           44,538
                                                -----------      -----------
          Total deferred tax assets               2,681,226        1,012,094

  Less valuation allowance                       (2,681,226)      (1,012,094)
                                                -----------      -----------
          Net deferred tax assets               $        --               --
                                                ===========      ===========


                                       14                           (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


     At December 31, 2000, the Company had an unused net operating loss carryforward of approximately $7,771,000 for tax reporting purposes, which expires in 2111 through 2112 and 2118 through 2120. Included in the 2000 carryforward is a net operating loss carryforward acquired from Biokeys, Inc. of approximately $3,475,000.

(10) NET LOSS PER COMMON SHARE

     The computation of basic and diluted net loss per share for the years ended December 31, 2000 and 1999 is as follows:


                                                 2000             1999
                                              -----------      -----------
Numerator:
    Net loss                                  $(3,701,084)      (1,055,485)
    Less preferred stock dividends                (85,000)              --
                                              -----------      -----------

        Numerator for basic and diluted
             loss per share                   $(3,786,084)      (1,055,485)
                                              ===========      ===========
Denominator for basic and diluted loss
    per share - weighted average shares         8,582,707        5,183,447
                                              ===========      ===========

Loss per common share - basic and diluted     $     (0.44)           (0.20)
                                              ===========      ===========


     Net loss per common share is calculated according to Statement of Financial Accounting No. 128, EARNINGS PER SHARE, using the weighted average number of shares of common stock outstanding during the period. At December 31, 2000 and 1999, 4,022,331 and 1,253,807 potentially dilutive shares, respectively, and were not included in the computation of net loss per common share - diluted, as their effect would have been antidilutive due to the Company's net loss incurred in 2000 and 1999.

(11) OPERATIONAL STATUS

     The accompanying consolidated financial statements have been prepared on a going-concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses since inception and had net losses of $3,701,084 and $1,055,485 for the years ended December 31, 2000 and 1999, respectively.

     To date, the Company has been principally engaged in licensing and research and development efforts. The Company has no current revenues, is not marketing any products, and projects a loss from operations for 2001. The Company will require additional capital, which it intends to obtain through equity and debt offerings and/or strategic partnership in order to continue to operate its business. The Company's ability to meet its obligations as they become due and to continue as a going concern must be considered in light of the expenses, difficulties and delays frequently encountered in operating a new business, particularly since the Company will focus on research, development and unproven technology which may require a lengthy period of time and substantial

                                       15                           (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


     expenditures to complete. Even if the Company is able to successfully develop new products or technologies, there can be no assurance that the Company will generate sufficient revenues from the sale or licensing of such products and technologies to be profitable. Management believes that the Company's ability to meet its obligations as they become due and to continue as a going concern through December 2001 are dependent upon obtaining additional financing.

(12) COMMITMENTS AND CONTINGENCIES

     LITIGATION

     In the normal course of business, the Company may become subject to lawsuits and other claims and proceedings. Such matters are subject to uncertainty and outcomes are not predictable with assurance. Management is not aware of any pending or threatened lawsuit or proceeding that would have a material adverse effect on the Company's financial position, liquidity or results of operations.

     OPERATING LEASES

     The Company has operating leases for office space and equipment. Rent expense was $23,522 and $19,099 during the years ended December 31, 2000 and 1999, respectively. A lease for office space expired in November 2000 and was renewed for an additional one-year term.

(13) SUBSEQUENT EVENTS

     In January 2001, the Company entered into a one-year consulting agreement with an individual who will serve as a medical director and provide assistance for anticipated applications to the U.S Food and Drug Administration. The consulting agreement provides for fees of $42,000.

                                  BIOKEYS, INC.

                              Financial Statements

                    September 30, 2000 and December 31, 1999

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
BioKeys, Inc.:

We have audited the accompanying balance sheets of BioKeys, Inc. (the Company) as of September 30, 2000 and December 31, 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for the nine months ended September 30, 2000 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1 to the financial statements, the Company's outstanding common stock and warrants were acquired in October 2000 in a business combination accounted for as a purchase.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioKeys, Inc. as of September 30, 2000 and December 31, 1999, and the results of its operations and its cash flows for the nine months ended September 30, 2000 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 11 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Houston, Texas
March 16, 2001

                                  BIOKEYS, INC.

                                 Balance Sheets

                                                                     SEPTEMBER 30,  DECEMBER 31,
                       Assets                                            2000          1999
                                                                     -----------    -----------
Current assets - cash and cash equivalents                           $        --         11,135

Property and equipment, net (note 3)                                          --            520

Other assets                                                               5,812             --
                                                                     -----------    -----------
              Total assets                                           $     5,812         11,655
                                                                     ===========    ===========

            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable and accrued liabilities                         $   102,982        325,791
    Due to BioQuest, Inc.                                                494,722             --
    Accrued salaries                                                      97,962        107,902
                                                                     -----------    -----------
              Total current liabilities                                  695,666        433,693

Notes payable (note 4)                                                        --        617,673
                                                                     -----------    -----------
              Total liabilities                                          695,666      1,051,366
                                                                     -----------    -----------

Commitments and contingencies (notes 5, 10  and 11)

Shareholders' equity (deficit) (notes 4 and 7):
    Preferred stock, $0.01 par value, 1,000,000 shares
       authorized; issued and outstanding zero shares in
       2000 and 250,000 shares in 1999                                        --          2,500
    Common stock, $0.001 par value, 25,000,000 shares
       authorized; issued and outstanding 6,330,320 shares
       in 2000 and 4,858,440 shares in 1999                                6,330          4,858
    Additional paid-in capital                                         5,461,787      3,348,500
    Accumulated deficit                                               (6,157,971)    (3,895,569)
    Preferred shareholder note receivable                                     --       (500,000)
                                                                     -----------    -----------
              Total shareholders' equity (deficit)                      (689,854)    (1,039,711)
                                                                     -----------    -----------
              Total liabilities and shareholders' equity (deficit)   $     5,812         11,655
                                                                     ===========    ===========

See accompanying notes to financial statements.

                                  BIOKEYS, INC.

                            Statements of Operations

                                                    NINE MONTHS
                                                       ENDED        YEAR ENDED
                                                    SEPTEMBER 30,   DECEMBER 31,
                                                       2000            1999
                                                    -----------     -----------
Operating expenses:
    Research and development                        $   220,470         154,183
    General and administrative (note 7)               2,087,356         323,918
                                                    -----------     -----------

             Total operating expenses                 2,307,826         478,101

Extraordinary income - gain on forgiveness
    of debt (note 9)                                     45,424              --
                                                    -----------     -----------

             Net loss                               $(2,262,402)       (478,101)
                                                    ===========     ===========

             Loss per common share -
               basic and diluted (note 2)           $     (0.45)          (0.10)
                                                    ===========     ===========

Weighted average number of
    common shares outstanding                         5,021,982       4,858,440
                                                    ===========     ===========

See accompanying notes to financial statements.

                                  BIOKEYS, INC.

                  Statements of Shareholders' Equity (Deficit)

                      Nine months ended September 30, 2000
                        and year ended December 31, 1999

                                                                                                           PREFERRED      TOTAL
                                                                                 ADDITIONAL               SHAREHOLDER  SHAREHOLDERS'
                                    PREFERRED STOCK          COMMON STOCK         PAID-IN    ACCUMULATED     NOTE        EQUITY
                                  SHARES       AMOUNT      SHARES      AMOUNT     CAPITAL      DEFICIT    RECEIVABLE    (DEFICIT)
                                ----------   ----------  ----------  ----------  ----------  ----------   ----------   ----------
Balances at December 31, 1998      250,000   $    2,500   4,858,440  $    4,858   3,348,500  (3,417,468)    (500,000)    (561,610)

Net loss                                --           --          --          --          --    (478,101)          --     (478,101)
                                ----------   ----------  ----------  ----------  ----------  ----------   ----------   ----------

Balances at December 31, 1999      250,000        2,500   4,858,440       4,858   3,348,500  (3,895,569)    (500,000)  (1,039,711)

Conversion of preferred stock
    to common stock (note 4)      (250,000)      (2,500)  1,000,000       1,000       1,500          --      500,000      500,000

Issuance of common stock at
    conversion of notes payable
    (note 4)                            --           --     471,880         472     235,468          --           --      235,940

Expense related to stock
    warrants issued (note 7)            --           --          --          --   1,876,319          --           --    1,876,319

Net loss                                --           --          --          --          --  (2,262,402)          --   (2,262,402)
                                ----------   ----------  ----------  ----------  ----------  ----------   ----------   ----------

Balances at December 31, 2000           --   $       --   6,330,320  $    6,330   5,461,787  (6,157,971)          --     (689,854)
                                ==========   ==========  ==========  ==========  ==========  ==========   ==========   ==========

See accompanying notes to financial statements.

                                  BIOKEYS, INC.

                            Statements of Cash Flows

                                                         NINE MONTHS
                                                            ENDED        YEAR ENDED
                                                         SEPTEMBER 30,  DECEMBER 31,
                                                            2000            1999
                                                         -----------    -----------
Cash flows from operating activities:
    Net loss                                             $(2,262,402)      (478,101)
    Adjustments to reconcile net loss to
      net cash used in operating activities:
        Extraordinary gain on forgiveness of debt            (45,424)            --
        Depreciation                                             520          3,386
        Expense related to stock warrants issued           1,876,319             --
        Changes in assets and liabilities:
           Increase in other assets                           (5,812)            --
           Decrease in deposits                                   --          3,910
           Increase (decrease) in accounts payable and
             accrued liabilities                            (177,385)         1,000
           Increase in due to BioQuest, Inc.                 494,722             --
           Increase (decrease) in accrued salaries            (9,940)       100,323
                                                         -----------    -----------
               Net cash used in operating activities        (129,402)      (369,482)
                                                         -----------    -----------
Cash flows from financing activities - proceeds from
    issuance of notes payable                                118,267        317,716
                                                         -----------    -----------
Net decrease in cash and cash equivalents                    (11,135)       (51,766)
Cash and cash equivalents, beginning of period                11,135         62,901
                                                         -----------    -----------
Cash and cash equivalents, end of period                 $        --         11,135
                                                         ===========    ===========

See accompanying notes to financial statements.

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999

(1)    DESCRIPTION OF THE COMPANY

       BioKeys, Inc. (BioKeys or the Company) was organized as a corporation in the State of Delaware in November 1997, and was formed to develop biotechnology. BioKeys' business strategy is to develop leading-edge medical research, currently being conducted at leading universities and research institutes throughout the world, into commercial medical products. Business opportunities BioKeys has identified include the development of a vaccine for use in cancer chemotherapy and the development of an effective oral anti-AIDS drug.

       In October 2000, the Company was acquired by BioQuest, Inc. (BioQuest) of Houston, Texas. Company shareholders received 6,999,990 shares of BioQuest common stock, an aggregate amount equal to 50% of the total common stock of BioQuest outstanding immediately after the transaction. All outstanding BioKeys warrants were replaced with warrants to purchase BioQuest common stock at $0.49 per share that expire December 15, 2003 (see note 4). The terms further specified that BioQuest change its name to Biokeys Pharmaceuticals, Inc. and that BioKeys, Inc. become a wholly-owned subsidiary. For financial reporting purposes, the acquisition transaction was accounted for as a purchase.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

       CASH EQUIVALENTS

       Highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents. There were no cash equivalents at September 30, 2000 and December 31, 1999.

       PROPERTY AND EQUIPMENT

       Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The costs of improvements that extend the lives of the assets are capitalized. Repairs and maintenance are expensed as incurred.

       RESEARCH AND DEVELOPMENT COSTS

       All research and development costs are expensed as incurred, including Company-sponsored research and development (see note 6).

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999

       LICENSE AGREEMENTS

       Costs of license agreements for patent rights and technology rights that currently have no alternative future uses are expensed as research and development costs.

       IMPAIRMENT OF LONG-LIVED ASSETS

       In the event that facts and circumstances indicate that property and equipment and intangible or other noncurrent assets related to specifically acquired assets may be impaired, an evaluation of the recoverability of currently recorded costs will be made. If an evaluation is required, the estimated value of undiscounted future net cash flows associated with the asset is compared to the asset's carrying value to determine if a write-down to fair value is required. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of these assets exceeds the fair value of the assets.

       INCOME TAXES

       Income taxes are accounted for using the asset and liability method under which deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense or benefit is recognized as a result of the change in the asset or liability during the period.

       NET LOSS PER COMMON SHARE

       Net loss per common share - basic is calculated according to Statement of Financial Accounting (SFAS) No. 128, EARNINGS PER SHARE, using the weighted average number of shares of common stock outstanding during the period. At September 30, 2000 and December 31, 1999, 1,227,825 and 710,000 potentially dilutive shares, respectively, relating to outstanding warrants were not included in the computation of net loss per common share - diluted, as their effect would have been antidilutive due to the Company's net loss incurred for the nine months ended September 30, 2000 and the year ended December 31, 1999.

       SUPPLEMENTARY CASH FLOW INFORMATION

       No interest expense or income taxes were paid during the nine months ended September 30, 2000 or the year ended December 31, 1999.

       Noncash investing and financing transactions excluded from the statement of cash flows for the nine months ended September 30, 2000 are as follows:

              Conversion of notes payable into common stock (note 4) $ 235,940 Payment of shareholder note receivable with offset of
                  notes payable (note 4)                                 500,000

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999

(3)    PROPERTY AND EQUIPMENT

       Property and equipment at September 30, 2000 and December 31, 1999 were as follows:

                                           USEFUL
                                            LIVES           2000      1999
                                      ------------------  ---------- ---------
Computer equipment                         3 years        $ 10,157    10,157
Less accumulated depreciation                              (10,157)   (9,637)
                                                          ---------- ---------

                                                          $     --       520
                                                          ========== =========

(4)    NOTES PAYABLE

       At December 31, 1999, notes payable consisted of advances from investors and related parties for operating purposes. This debt was non-interest bearing. During the nine months ended September 30, 2000, additional advances totaling $118,267 were received by the Company.

       During September 2000, advances totaling $235,940 were converted into 471,880 shares of common stock at a conversion price of $0.50 per share. An additional $500,000 of outstanding advances were used toward the payment of the preferred shareholder note receivable. The preferred stock was simultaneously converted to 10,000 shares of common stock at a conversion rate of four shares of common stock for every share of preferred stock.

(5)    LICENSE AGREEMENT

       Under an Option and License Agreement with the University of Southern California (USC) dated January 23, 1998, amended August 16, 2000, BioKeys acquired license rights to a total of three patents, two relating to BioKeys' CoFactor product and one relating to Selone, both of which are intended for use in connection with cancer chemotherapy. In addition, under a second Option and License Agreement dated August 17, 2000, BioKeys acquired rights under four patents related to its Thiovir anti-viral technologies. These agreements with USC (the USC License Agreements) grant BioKeys exclusive worldwide licenses to study, use, manufacture and market drug products covered by the subject patents. Under the USC License Agreements, BioKeys is obligated to pay USC for out-of-pocket expenses incurred in filing, prosecuting, enforcing and maintaining the licensed patent rights and all future patent-related expenses paid by USC as long as the USC License Agreements remain in effect and until the patent rights have expired. USC's retained interest consists of a running royalty on net sales of licensed products and a share of consideration received by BioKeys from all sublicenses and assignments. No royalties have been paid under this agreement.

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999

(6)    RESEARCH AGREEMENT

       On November 17, 1997, BioKeys entered into a Research Agreement (RA) with USC.

       The RA will involve further studies in the therapeutic potential of particular anti-AIDS agents. The RA will involve the following objectives: (1) acquire initial in vitro data relating to the potential use of an oral anti-AIDS drug with other HIV and/or CMV inhibitor drugs as part of a combination therapy; (2) conduct additional research into other potential applications of the oral anti-AIDS drug; (3) conduct additional research into other proprietary compounds related to the oral anti-AIDS drug; (4) transfer to the Company technology related to the oral anti-AIDS drug family of compounds; and (5) continue to patent findings.

(7)    WARRANTS

       In exchange for consulting services, in September 2000, the Company issued warrants with a fair value of $1,876,319 to purchase 517,825 shares of common stock. These transactions have been reported as a noncash general and administrative expense in the accompanying 2000 statement of operations.

       In conjunction with 1997 and 1998 private placements of common stock, the Company issued warrants to purchase 710,000 shares of common stock.

       In conjunction with the acquisition of BioKeys in October 2000 (see note
       1), all outstanding Company warrants were exchanged for warrants to purchase common stock in Biokeys Pharmaceuticals, Inc. (New Warrants). The New Warrants expire December 15, 2003 and have an exercise price of $0.49 per share of common stock.

(8)    INCOME TAXES

       Significant components of income tax expense for the nine months ended September 30, 2000 and the year ended December 31, 1999 are as follows:

                                                        2000         1999
                                                    ------------  -----------
Deferred tax benefit                                $ 129,568        159,154
Increase in valuation allowance for
    deferred tax assets                              (129,568)      (159,154)
                                                    ------------  -----------

        Income tax expense                          $      --             --
                                                    ============  ===========

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999

         The tax effects of temporary differences that give rise to deferred tax assets at September 30, 2000 and December 31, 1999 are as follows:

                                                         2000          1999
                                                    -------------  ------------
Net operating loss carryforward                     $  1,181,515     1,051,947

Less valuation allowance                              (1,181,515)   (1,051,947)
                                                    -------------  ------------

        Net deferred tax assets                     $         --            --
                                                    =============  ============

       At September 30, 2000, BioKeys had an unused net operating loss carryforward of approximately $3,475,000 for tax reporting purposes which expires in 2112 and 2118 through 2120.

(9)    EXTRAORDINARY INCOME

       During 2000, the Company negotiated reductions in certain payables. Payables of $228,175 were settled with a cash payment of $182,751, and $45,424 was recognized as forgiveness of debt. The forgiveness of debt is reflected as an extraordinary item in the accompanying 2000 statement of operations.

(10)   CONTINGENCIES

       In the normal course of business, the Company may become subject to lawsuits and other claims and proceedings. Such matters are subject to uncertainty and outcomes are not predictable with assurance. Management is not aware of any pending or threatened lawsuit or proceeding that would have a material adverse effect on the Company's financial position, liquidity or results of operations.

(11)   OPERATIONAL STATUS

       The accompanying financial statements have been prepared on a going-concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses since inception and had net losses of $2,262,402 and $478,101 for the nine months ended September 30, 2000 and the year ended December 31, 1999, respectively.

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999

       Through September 30, 2000, the Company has been principally engaged in licensing and research and development efforts. The Company has no current revenues and is not marketing any products. Before the acquisition of the Company by BioQuest, Inc. in October 2000 (see note
       1), the Company projected a loss from operations for the remainder of 2000 and for 2001. Following the acquisition, the combined Company will require additional capital, which it intends to obtain through equity and debt offerings and/or strategic partnership, in order to continue to operate its business. The combined Company's ability to meet its obligations as they become due and to continue as a going concern must be considered in light of the expenses, difficulties and delays frequently encountered in operating a new business, particularly since the combined Company will focus on research, development and unproven technology which may require a lengthy period of time and substantial expenditures to complete. Even if the combined Company is able to successfully develop new products or technologies, there can be no assurance that the combined Company will generate sufficient revenues from the sale or licensing of such products and technologies to be profitable. Management believes that the combined Company's ability to meet its obligations as they become due and to continue as a going concern through December 2001 are dependent upon obtaining additional financing.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

--------------------------------------------------------------------------------
Exhibit                                 DESCRIPTION
Number
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2.1 Agreement and Plan of Merger dated May 19, 2000 among BioQuest, Inc.; BioQuest Acquisition Corp.; and Biokeys, Inc.
--------------------------------------------------------------------------------
3.1 Certificate of Amendment of Certificate of Incorporation of BioQuest, Inc. - October 12, 2000
--------------------------------------------------------------------------------
3.2 Certificate of Amendment of Certificate of Incorporation of BioQuest, Inc. - October 12, 2000
--------------------------------------------------------------------------------
3.3 Certificate of Merger of BioQuest Acquisition Corp. into Biokeys, Inc. - October 12, 2000
--------------------------------------------------------------------------------
3.4               Certificate of Incorporation of BioQuest Acquisition Corp. -
--------------------------------------------------------------------------------
3.6               May 19, 2000 Amended and Restated Bylaws of Biokeys
                  Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
4.1               Certificate of Designation of BioQuest, Inc. - September 11,
                  2000
--------------------------------------------------------------------------------
10.1 Patent and Technology License Agreement with M.D. Anderson - June, 1996 (Request for confidential treatment of certain data)
--------------------------------------------------------------------------------
10.2 Amendment to M.D. Anderson Licensing Agreement June 15, 2000 (Request for confidential treatment of certain data)
--------------------------------------------------------------------------------
10.3 Option and License Agreement with USC - June 23, 1998 (Co Factor and Selone) (Request for confidential treatment of certain data)
--------------------------------------------------------------------------------
10.4 Amendment to Option and License Agreement with USC dated August 16, 2000 (Co Factor and Selone) (Request for confidential treatment of certain data)
--------------------------------------------------------------------------------
10.5 Option and License Agreement with USC dated August 17, 2000 (Thiovir) (Request for confidential treatment of certain data)
--------------------------------------------------------------------------------
10.6              Employment Agreement with Warren C. Lau
--------------------------------------------------------------------------------
11.1              Statement Regarding Computation of Per Share Earnings
--------------------------------------------------------------------------------
21.1              Subsidiaries of the Registrant
--------------------------------------------------------------------------------
24.1              Powers of Attorney (included on signature pages)
--------------------------------------------------------------------------------